UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

True Made Foods, Inc. (formerly known as "True Foods, Inc.")

Legal status of Issuer:

Form:

Corporation

Jurisdiction of Incorporation/Organization:

Delaware

Date of Organization:

March 27, 2015

Physical address of Issuer:

5810 Kingstowne Center, Suite 120, #430, Alexandria, VA, 22315, United States

Website of Issuer:

www.truemadefoods.com

Name of intermediary through which the offering will be conducted:

OpenDeal Portal LLC dba "Republic"

CIK number of Intermediary:

0001751525

SEC file number of Intermediary:

007-00167

CRD number, if applicable, of Intermediary:

283874

Name of qualified third party "Escrow Agent" which the Offering will utilize:

Prime Trust, LLC

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

At the conclusion of the offering, the issuer shall pay a fee of six percent (6%) of the amount raised in the offering to the Intermediary.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the securities sold in the offering.

Type of security offered:

Crowd SAFE (Simple Agreement for Future Equity)

Target number of Securities to be offered:

25,000

Price (or method for determining price):

$1.00

Target offering amount:

$25,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Intermediary's discretion

Maximum offering amount (if different from target offering amount) :

$1,070,000

Deadline to reach the target offering amount:

April 30, 2022

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees

3

	Most recent fiscal year-end (2020)	Prior fiscal year-end (2019)
Total Assets	$1,685,393	$1,389,288
Cash & Cash Equivalents	$424,774	$828,748
Accounts Receivable	$203,977	$110,478
Short-term Debt	$1,386,218	$130,915
Long-term Debt	$171.876	$36,578
Revenues/Sales	$1,779,993	$711,151
Cost of Goods Sold*	$1,462,028	$802,753
Taxes Paid	$0.00	$0.00
Net Income	($1,126,135)	($2,498,106)

*Identified as "Cost of Sale" on Company's Statement of Operations.

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDCITION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Abraham Kamarck
_____
(Signature)

Abraham Kamarck
_____
(Name)

Chief Executive Officer
_____
(Title)

10 / 07 / 2021
_____
(Date)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Brian Durst *Brian Durst*
_____
(Signature)

Brian Durst
_____
(Name)

Director
_____
(Title)

10 / 07 / 2021
_____
(Date)

/s/ Steven Finn *Steven Finn*
_____
(Signature)

Steven Finn
_____
(Name)

Director
_____
(Title)

10 / 07 / 2021
_____
(Date)

/s/ Abraham Kamarck

(Signature)

Abraham Kamarck

(Name)

Director

(Title)

10 / 07 / 2021

(Date)

EXHIBITS

EXHIBIT A: Offering Memorandum
EXHIBIT B: Disclaimers
EXHIBIT C: Financials
EXHIBIT D: Offering Page
EXHIBIT E: Form of Security
EXHIBIT F: Video Transcript
EXHIBIT G: "*Testing the Waters*" Material

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)

October 6, 2021

True Made Foods, Inc.



Up to $1,070,000 of Crowd SAFE (Simple Agreement for Future Equity)

True Made Foods, Inc., formerly known as "True Foods, Inc." ("True Made Foods", the "**Company**," "**we**," "**us**", or "**our**"), is offering up to $1,070,000 worth of Crowd SAFE (Simple Agreement for Future Equity) of the Company (the "**Securities**"). The minimum target offering amount is $25,000 (the "**Target Offering Amount**"). The Company intends to raise at least the Target Offering Amount and up to $1,070,000.00 (the "**Maximum Offering Amount**") from Investors in the offering of Securities described in this Form C (this "**Offering**"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Offering Amount by April 30, 2022 ("**Offering Deadline**"). Unless the Company raises at least the Target Offering Amount under this Offering by the Offering Deadline, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities—The Securities*". In order to purchase Securities, a prospective investor must complete the purchase process through the Intermediary's portal. Purchases may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment made by an Investor and may cancel or rescind the Company's offer to sell the Securities at any time for any reason.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue

reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure
The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

Ongoing Reporting
Following the first sale of the Securities, the Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at www.truemadefoods.com.

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates
Updates on the status of this Offering may be found at: https://www.republic co/true-made-foods

About this Form C
You should rely only on the information contained in this Form C and any documents incorporated by reference herein. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business
The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Investor is urged to read this Form C and the Exhibits hereto in their entirety.

True Made Foods, Inc. is a Delaware corporation, incorporated on March 27, 2015 as "True Foods, Inc" and which amended its certificate of incorporation changing its name to "True Made Foods, Inc." on or about October 25, 2016.

The Company is located at Company full address 5810 Kingstowne Center, Suite 120, #430, Alexandria, VA, 22315, United States.

The Company's website is www.truemadefoods.com.

The Company conducts business in all 50 states.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the OpenDeal Portal LLC dba Republic website under https://republic.co/true-made-foods and is attached as Exhibit D to the Form C of which this Offering Memorandum forms a part.

The Offering

Minimum amount of Crowd SAFEs being offered	$25,000
Total Crowd SAFEs (outstanding after Offering if Target Offering Amount met	25,000*
Maximum amount of Crowd SAFEs being offered	$1,070,000
Total Crowd SAFEs outstanding after Offering if Maximum Offering Amount met	1,070,000*
Purchase price per Security	$1.00
Minimum Individual Purchase Amount	$150.00
Maximum Individual Purchase Amount	$107,000
Offering Deadline	April 30, 2022
Use of Proceeds	See the description of the use of proceeds on page 29 hereof.
Voting Rights	See the description of the voting rights on page 47.

*The total number of the Securities outstanding after the Offering is subject to increase in an amount equal to the Intermediary's fee of two percent (2%) of the Securities issued in this Offering.

+ The Company reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice.

The Offering is being made through the Intermediary's portal. At the conclusion of the Offering, the issuer will pay a fee of 6.0% of the amount raised in the Offering to the Intermediary. The Intermediary will also be entitled to receive 2.0% of the Securities being issued in this Offering.

	Price to Investors	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount (3)	$150.00	$9.00	$141.00
Maximum Individual Purchase Amount (3)(4)	$107,000	$6,420	$100,580
Aggregate Target Offering Amount	$25,000.00	$1,500.00	$23,500.00
Aggregate Maximum Offering Amount	$1,070,00.00	$64,200.00	$1,005,800

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.
(2)   In addition to the six percent (6%) fee shown here, the Intermediary will also receive a securities commission equal to two percent (2%) of the Securities sold in this Offering.
(3)   The Company reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice.
(4)   Subject to any other investment amount limitations applicable to the Investor under Regulation CF.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

The Company has a limited operating history upon which you can evaluate the Company's performance, and accordingly, the Company's prospects must be considered in light of the risks that any new company may encounter.

The Company is still in an early phase of operation and implementation of its business plan. There can be no assurance that the Company will ever operate profitably. The likelihood of its success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by companies in their early stages of operation and development. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If the Company is not able to raise sufficient capital in the future, the Company may not be able to execute its business plan, its continued operations will be in jeopardy and the Company may be forced to cease operations and sell or otherwise transfer all or substantially all of its remaining assets, which could cause an Investor to lose all or a portion of his or her investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

We rely on a certain partnership agreement to use certain intellectual property rights for our business.

The Company relies on certain intellectual property rights to operate its business, including under a certain partnership agreement effective as of January 1, 2020 (the "**Partnership Agreement**") under which the Company was granted the exclusive right and license, in the United States of America and its territories, to use images, names and other intellectual property associated with the Ed Mitchell, including "Ed Mitchell Pitmaster" and "Pitmaster Ed Mitchell" name, brand, and trademarks, and variations of the same, and Ed Mitchell likeness and images provided/or approved by the counterparty to the Partnership Agreement (collectively, the "**Pitmaster IP**") on food product packaging and labels, in advertising and promotional materials and communications for licensed products in all forms of media now existing or hereafter devised and on websites and social media platforms for the periods set forth in this Agreement. Such right and license shall be exclusive to the Company for packaged and carry out foods other than meats and beverages, (including, without limitation, sauces, sides and rubs) (collectively, the "**Products**"), and non-exclusive as to meats and beverages. The term of the Partnership Agreement is three years from the date thereof, and may be renewed by mutual agreement; provided, however, that either party may terminate the Partnership Agreement for any reason or no reason upon not less than sixty (60) days written notice to the other, in which case upon the effective date of termination, the Company shall no longer be obligated to pay any commissions under the Partnership Agreement and the Company shall no longer be permitted to use the Pitmaster IP in any fashion or manner, provided that, if the Company has existing inventory of Products on the date notice is issued, the Company shall be entitled to sell, advertise, and offer for sale such existing inventory for an additional 365 days after the effective date of termination. The parties further agreed that upon termination of the Partnership Agreement for any reason, each party shall both be permitted to use any and all recipes that are jointly developed by the parties during the term of the Partnership Agreement. In exchange for the Company's receipt of the foregoing and other rights, the Company agreed to pay a certain annual fixed fee.

We have no ownership interest in the above-described intellectual property rights licensed under the Partnership Agreement; and we may enter into other agreements relating to intellectual property rights for which we may not own. Specifically, except as otherwise provided in the Partnership Agreement, we have no right, title or interest, including, without limitation, all copyright, trademark, privacy and publicity rights, in and to the intellectual property rights licensed under the Partnership Agreement. To the extent we rely on any such in-bound-licensed intellectual property, we are subject to our and the counterparty's compliance with the terms of such agreements in order to maintain those rights. Presently, we and our business plans are dependent on the intellectual property rights that are licensed to us under the Partnership Agreement with BLF. Although that agreement grants certain rights and licenses to such intellectual property rights, it is limited in certain respects, and it is terminable upon written notice or upon a breach with a ten (10) day cure period (and which reduces the 365 day sell-out right to 60 days for the sale of any existing inventory of product with such intellectual property). Any failure by us to satisfy our obligations under the Partnership Agreement, or any other agreement under which we receive a license to intellectual property rights, or any other dispute or other issue relating to such agreements, could cause us to lose some or all of our rights to use certain intellectual property that is material to our business and our products, which would materially harm our development efforts and could cause our business to fail.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

We are dependent on our board of directors, executive officers and key employees. These persons may not devote their full time and attention to the matters of the Company. The loss of our board of directors, executive officers and key employees could harm the Company's business, financial condition, cash flow and results of operations.

Although the Company is dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on certain key personnel in order to conduct its operations and execute its business plan. However, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations. The Company has no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

The Company may implement new lines of business or offer new products and services within existing lines of business.

The Company may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, the Company may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be met, and price and profitability targets may not prove feasible. The Company may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. Thus, the Company could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases and, as a result, the Company's business, financial condition or results of operations may be adversely affected.

Damage to the Company's reputation could negatively impact the Company's business, financial condition, and results of operations.

The Company's reputation and the quality of the Company's brand are critical to its business and success in existing markets and will be critical to its success as the Company enters new markets. Any incident that erodes consumer loyalty for the Company's brand could significantly reduce its value and damage the Company's business. The Company may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to the Company's interests or may be inaccurate, each of which may harm the Company's performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording the Company an opportunity for redress or correction.

Global crises such as COVID-19 may significantly affect our business operations and revenue projections.

With shelter-in-place orders and non-essential business closings occurring throughout 2021, and potentially into the future due to COVID-19, the Company's revenues have been, and may continue to be, adversely affected. The Company's target market includes restaurants, and the shelter-in-place orders across a number of States has had and may continue to have an impact on our business model and sales channels.

We have never generated any significant revenues, have a history of losses, and cannot assure you that we will ever become or remain profitable.

We have not yet generated any significant revenue from operations and, accordingly, we have incurred net losses since inception. To date, we have dedicated most of our financial resources to general and administrative expenses, and sales and marketing activities. We have funded all of our activities through sales of our securities, promissory notes and sales. We anticipate net losses and negative cash flow to continue for the foreseeable future until such time as revenue is generated in sufficient amounts to offset operating costs. Due to limited financial resources, we have limited our sales and marketing efforts during the past year. Furthermore, we have a significant working capital deficit as of the date hereof. Consequently, we will need to generate significant additional cash from financing activities to fund our operations. This has put a proportionate corresponding demand on capital. Our ability to achieve profitability is dependent upon our sales and marketing efforts, and our ability to manufacture and sell our products. There can be no assurance that we will ever generate revenues or that any revenues that may be generated will be sufficient for us to become profitable or thereafter maintain profitability. We may also face unforeseen problems, difficulties, expenses or delays in implementing our business plan.

We have limited commercial experience in marketing or selling any of our products, and unless we develop these capabilities, we may not be successful.

Even if we are able to develop and manufacture our products on a large scale, we have limited experience in operating our business in the volumes that will be necessary for us to achieve commercial sales and in marketing or selling our products to potential customers. We cannot assure you that we will be able to manufacture and deliver our products on a timely basis, in sufficient quantities, or on commercially reason.

Our small size and limited history negatively affect our ability to raise capital.

It is difficult for us to find any capital sources because of our relatively small capitalization, our losses to date, our current working capital position, our lack of sales and other factors. It is possible that we may not be able to raise sufficient funds in the future in order to survive and pursue our business plan.

Attempts to grow our business could have an adverse effect on the Company.

Because of our small size, we desire to grow rapidly in order to achieve certain economies of scale. To the extent that rapid growth does occur, it will place a significant strain on our financial, technical, operational and administrative resources. Our planned growth will result in increased responsibility for both existing and new management personnel. Effective growth management will depend upon our ability to integrate new personnel, to improve our operational, management and financial systems and controls, to train, motivate and manage our employees, and to increase our sources of raw materials, product manufacturing and packaging. If we are unable to manage growth effectively, our business, results of operations and financial condition may be materially and adversely affected. In addition, it is possible that no growth will occur or that growth will not produce profits for the Company.

Our inability to secure, maintain and increase our presence in retail stores could adversely impact our revenue, and in turn our business, financial condition, results of operations and prospects could be adversely affected.

Our operations include sales to over 5,000 retail stores and their related websites, which in 2020 and year-to-date, accounted for a substantial portion of our revenue. The success of our business is largely dependent on our continuing development of strong relationships with such stores, including Kroger®, Walmart®, Sprouts®, Whole Foods® and others. The loss of our relationship with any large retail partner could have a significant impact on our revenue. In addition, we may be unable to secure adequate shelf space in new markets, or any shelf space at all, until we develop relationships with the retailers that operate in such markets. Consequently, growth opportunities through our retail channel may be limited and our revenue, business, financial condition, results of operations and prospects could be adversely affected if we are unable to successfully establish relationships with other retailers in new or current markets.

We also face severe competition to display our products on store shelves and obtain optimal presence on those shelves. Due to the intense competition for limited shelf space in the food condiment category, retailers are in a position to negotiate favorable terms of sale, including price discounts, allowances and product return policies. To the extent we elect to increase discounts or allowances in an effort to secure shelf space, our operating results could be adversely affected. We may not be able to increase or sustain our volume of retail shelf space or offer retailers price discounts sufficient to overcome competition and, as a result, our sales and results of operations could be adversely affected. In addition, many of our competitors have significantly greater financial, manufacturing, marketing, management and other resources than we do and may have greater name recognition, a more established distribution network and a larger base of wholesale customers and distributors. Many of our competitors also have well-established relationships with our current and potential consumers who purchase such competitors' other products at retail stores, and have extensive knowledge of our target markets. As a result, these competitors may be able to devote greater resources to the development, promotion and sale of their products and respond more quickly to evolving consumer preferences for us. If our competitors' sales surpass ours, retailers may give higher priority to our competitors' products, causing such retailers to reduce their efforts to sell our products and resulting in the loss of advantageous shelf space.

The food condiments category in which we participate is highly competitive. If we are unable to compete effectively, our results of operations could be adversely affected.

The food condiments product category in which we participate is highly competitive. There are numerous brands and products that compete for shelf space and sales, with competition based primarily upon brand recognition and loyalty, product packaging, quality and innovation, taste, nutrition, breadth of product line, price and convenience. We compete with a significant number of companies of varying sizes, including divisions or subsidiaries of larger companies. We face strong competition from competitors' products that are sometimes sold at lower prices. Price gaps between our products and our competitors' products may result in market share erosion and harm our business. A number of our competitors have broader product lines, substantially greater financial and other resources and/or lower fixed costs than we have. Our competitors may succeed in developing new or enhanced products that are more attractive to customers or consumers than our products. These competitors may also prove to be more successful in marketing and selling their products or may be better able to increase prices to reflect cost pressures. We may not compete successfully with these other companies or maintain or grow the distribution of our products. We cannot predict the pricing or promotional activities of our competitors or whether they will have a negative effect on us. Many of our competitors engage in aggressive pricing and promotional activities. There are competitive pressures and other factors which could cause our products to lose market share or decline in sales or result in significant price or margin erosion, which would have a material adverse effect on our business, financial condition and results of operations.

Virtually all of the manufacturers, distributors and marketers of food condiments have substantially greater management, financial, research and development, marketing and manufacturing resources than we do. Competitors in the food condiments category include, among others: Heinz, Hunts and Sweet Baby Ray's and store-owned, private label brands, Primal Kitchen, Sir Kensington, G Hughes, Organicville, and New Primal. Brand loyalty to existing products may prevent us from achieving certain sales objectives. Additionally, the long-standing relationships maintained by existing premium food condiment manufacturers may prevent us from obtaining recommendations for our products. In addition, we compete with private label food condiment brands, as well as premium food condiment brands. In addition, there are limited barriers to prevent the entry of such other brands into the supermarket and mass merchant distribution channel, and in the event we fail to meet sales goals determined by them for our products they could cease shelving our products in their stores or replace our products with those of our competitors. The entrance into the supermarket or mass merchant distribution channel of an existing or new premium food condiment brand by any of our competitors could have a material adverse effect on the Company. If we are not successful in competing in these markets, we may not be able to attain our business objectives.

If our products do not gain market acceptance, it is unlikely that we will become profitable.

The market for food condiments is competitive and subject to changing consumer preferences, including sensitivities to product ingredients and nutritional claims. At this time, our products are largely unproven in the commercial arena. Market acceptance may depend on many factors, including factors beyond our control, including but not limited to:

- price
- aroma
- taste
- ingredients
- nutritional claims; and
- word-of-mouth recommendations.

Food condiment safety, quality, and health concerns could adversely affect our business.

We could be adversely affected if consumers lose confidence in the safety and quality of our owned brand or vendor-supplied products and supplies. Adverse publicity about these types of concerns, whether valid or not, may discourage consumers from buying the products in our locations or cause vendor production and delivery disruptions. The actual or perceived sale of contaminated food condiments by our vendors or us could result in product liability claims against our vendors or us and a loss of consumer confidence, which could have an adverse effect on our sales and operations. In addition, if our products are alleged to pose a risk of injury or illness, or if they are alleged to have been mislabeled, misbranded, or adulterated, or to otherwise be in violation of governmental regulations, we may need to find alternate ingredients for our products, delay production of our products, or discard or otherwise dispose of our products, which could adversely affect our results of operations. If this occurs after the affected product has been distributed, we may need to withdraw or recall the affected product. Given the difficulty in converting food condiment customers, if we lose customers due to a loss of confidence in safety or quality, it may be difficult to reacquire such customers

Product recalls and product liability, as well as changes in product safety and other consumer protection laws, may adversely impact our operations, merchandise offerings, reputation, financial condition, results of operations, and cash flows.

We are subject to regulations by a variety of federal, state, and international regulatory authorities, including regulations regarding the safety and quality of our products. We purchase merchandise from different vendors. One or more of our vendors, including manufacturers of our owned or private label brand products, might not adhere to product safety requirements or our quality control standards, and we might not identify the deficiency before merchandise ships to our customers. Any issues of product safety or allegations that our products are in violation of governmental regulations, including, but not limited to, issues involving products manufactured in foreign countries, could cause those products to be recalled. If our vendors fail to manufacture or import merchandise that adheres to our quality control standards, product safety requirements, or applicable governmental regulations, our reputation and brands could be damaged, potentially leading to increases in customer litigation against us. Further, to the extent we are unable to replace any recalled products, we may have to reduce our merchandise offerings, resulting in a decrease in sales. If our vendors are unable or unwilling to recall products failing to meet our quality standards, we may be required to recall those products at a substantial cost to us. Moreover, changes in product safety or other consumer protection laws could lead to increased costs to us for certain merchandise, or additional labor costs associated with readying merchandise for sale. Long lead times on merchandise ordering cycles increase the difficulty for us to plan and prepare for potential changes to applicable laws. In the event that we are unable to timely comply with regulatory changes or regulators do not believe we are complying with current regulations applicable to us, significant fines or penalties could result, and could adversely affect our reputation, financial condition, results of operations, and cash flows.

The food condiment category is price competitive and is characterized by high fixed costs. A reduction in prices for the industry could affect the demand for our products and services.

The food condiment category is highly competitive and characterized by a large number of competitors ranging from small to large companies with substantial resources. Many of our potential competitors have substantially larger customer bases, greater name recognition, greater reputation, and significantly greater financial and marketing resources than we do. In the future, aggressive marketing tactics implemented by our competitors could impact our limited financial resources and adversely affect our ability to compete in these markets. Price competition exists in the food condiment category. There are many food condiment brands that could discount their product prices which could result in lower revenues for the entire industry. A shortfall from expected revenue levels would have a significant impact on our potential to generate revenue and possibly cause our business to fail.

The loss of any of our key merchandise vendors, or of any of our distribution arrangements with certain of our vendors, could negatively impact our business.

We purchase significant amounts of products from a number of vendors with limited supply capabilities. There can be no assurance that our current supply vendors will be able to accommodate our anticipated growth and expansion of our locations and e-commerce business. As a result of the disruptions resulting from COVID-19, some of our existing vendors have not been able to supply us with products in a timely or cost-effective manner. While these disruptions have so far proven to be temporary, an inability of our existing vendors to provide products or other product supply disruptions that may occur in the future could impair our business, financial condition, and results of operations. To date, vendor-related supply challenges have not had a material effect on our business or our sales and profitability.

We do not maintain long-term supply contracts with any of our merchandise vendors. Any vendor could discontinue selling to us at any time. Although we do not materially rely on any particular vendor, the loss of any of our significant vendors could have a negative impact on our business, financial condition, and results of operations.

We continually seek to expand our base of vendors and to identify new products. If we are unable to identify or enter into distribution relationships with new vendors or to replace the loss of any of our existing vendors, we may experience a competitive disadvantage, our business may be disrupted, and our results of operations may be adversely affected.

We rely on co-packers to provide our supply of treat products. Any failure by co-packers to fulfill their obligations or any termination or renegotiation of our co-packing agreements could adversely affect our results of operations.

We have supply agreements with co-packers that require them to provide us with specific finished products. We rely on co-packers as our sole-source for products. We also anticipate that we will rely on sole suppliers for future products. The failure for any reason of a co-packer to fulfill its obligations under the applicable agreements with us or the termination or renegotiation of any such co- packing agreement could result in disruptions to our supply of finished goods and have an adverse effect on our results of operations. Additionally, from time to time, a co-packer may experience financial difficulties, bankruptcy or other business disruptions, which could disrupt our supply of finished goods or require that we incur additional expense by providing financial accommodations to the co-packer or taking other steps to seek to minimize or avoid supply disruption, such as establishing a new co- packing arrangement with another provider. During an economic downturn, our co-packers may be more susceptible to experiencing such financial difficulties, bankruptcies or other business disruptions. A new co-packing arrangement may not be available on terms as favorable to us as the existing co- packing arrangement, if at all.

As our business increases in size, we will need to locate and contract qualified co-packers with sufficient dedicated space for our gluten-free, "no sugar added" and "less sugar" products, and there is no assurance that we will be able to do so.

If demand for gluten-free, "no sugar added" and "less sugar" products grows, we will need to increase our production through additional co-packers to ensure that we have sufficient supply to meet increasing demand. There is no assurance that we will be able to find available, qualified co-packers or that we will be able to negotiate contracts with them on commercially reasonable terms or at all.

A large portion of our sales involves the sale of gluten-free, "no sugar added" and "less sugar" products.

While gluten-free, "no sugar added" and "less sugar" products are currently popular and sales of gluten-free, "no sugar added" and/or "less sugar" products generally have been increasing rapidly, there is no assurance that consumers will continue to be interested in gluten-free, "no sugar added" and "less sugar" products. Consumers may in the future choose to purchase other products which they perceive to be healthier or more "trendy" at a future time. Consumers may prefer products with fewer carbohydrates, additional protein and more fiber, or may no longer require the health benefits provided by gluten-free, "no sugar added" and "less sugar" products. In addition, our business could be adversely affected if larger, well-capitalized (or private-equity backed) companies elected to provide gluten-free, "no sugar added" and "less sugar" products in the food condiment category. We have limited experience in the gluten-free, "no sugar added" and "less sugar" business and with any of such product lines.

If we do not manage our supply chain effectively, including inventory levels, our business, financial condition and results of operation may be adversely affected.

The inability of any supplier, co-packer, third-party distributor or transportation provider to deliver or perform for us in a timely or cost-effective manner could cause our operating costs to increase and our profit margins to decrease. We must continuously monitor our inventory and product mix against forecasted demand or risk having inadequate supplies to meet consumer demand as well as having too much inventory on hand that may reach its expiration date and become unsaleable. If we are unable to manage our supply chain effectively and ensure that our products are available to meet consumer demand, our operating costs could increase and our profit margins could decrease.

Failure by our transportation providers to deliver our products on time or at all could result in lost sales.

We use third-party transportation providers for our product shipments. We rely on one such provider for almost all of our shipments. Transportation services include scheduling and coordinating transportation of finished products to our customers, shipment tracking and freight dispatch services. Our use of transportation services for shipments is subject to risks, including increases in fuel prices, which would increase our shipping costs, and employee strikes and inclement weather, which may impact the ability of providers to provide delivery services that adequately meet our shipping needs, including keeping our products adequately refrigerated during shipment. Any such change could cause us to incur costs and expend resources. Moreover, in the future we may not be able to obtain terms as favorable as those we receive from the third-party transportation providers that we currently use, which in turn would increase our costs and thereby adversely affect our business, financial condition and results of operations.

We may face difficulties as we expand into countries in which we have no prior operating experience.

We may choose to expand our global footprint by entering into new markets. As we expand our business into new countries we may encounter regulatory, personnel, technological and other difficulties that increase our expenses or delay our ability to become profitable in such countries. This may have an adverse effect on our business.

A decline in consumer spending or a change in consumer preferences or demographics could reduce our sales or profitability and adversely affect our business.

Our sales depend on consumer spending, which is influenced by factors beyond our control, including general economic conditions, disruption or volatility in global financial markets, changes in interest rates, the availability of discretionary income and credit, weather, consumer confidence, unemployment levels, and government orders restricting freedom of movement. We may experience declines in sales or changes in the types of products and services sold during economic downturns. Our business could be harmed by any material decline in the amount of consumer spending, which could reduce our sales, or a decrease in the sales of higher-margin products, which could reduce our profitability and adversely affect our business. The success of our business depends in part on our ability to identify and respond to evolving trends in demographics and consumer preferences. Failure to timely identify or effectively respond to changing consumer tastes, preferences and spending patterns could adversely affect our relationship with our customers, the demand for our products and services, our market share and our profitability.

The growth of our business depends in part on our ability to accurately predict consumer trends, successfully introduce new products and services, improve existing products and services, and expand into new offerings.

Our growth depends, in part, on our ability to successfully introduce, improve, and reposition our products to meet the requirements of our customers. This, in turn, depends on our ability to predict and respond to evolving consumer trends, demands and preferences. Our ability to innovate is affected by the technical capability of our product development staff and third-party consultants in developing and testing new products, including complying with governmental regulations, our attractiveness as a partner for outside research and development scientists and entrepreneurs, the success of our management and sales team in introducing and marketing new products and service offerings, and our ability to leverage our digital and data capabilities to gather and respond to consumer feedback.

We may be unable to determine with accuracy when or whether any of our products or services now under development will be launched, and we may be unable to develop or otherwise acquire product candidates or products. Additionally, we cannot predict whether any such products or services, once launched, will be commercially successful. If we are unable to successfully develop or otherwise acquire new products or services, our business, financial condition, and results of operations may be materially adversely affected.

We face various risks as an e-commerce retailer.

As part of our growth strategy, we have made significant investments to grow our e-commerce business. We may require additional capital in the future to sustain or grow our e-commerce business. Business risks related to our e-commerce business include our inability to keep pace with rapid technological change, failure in our security procedures or operational controls, failure or inadequacy in our systems or labor resource levels to effectively process customer orders in a timely manner, government regulation and legal uncertainties with respect to e-commerce, and collection of sales or other taxes by one or more states or foreign jurisdictions. If any of these risks materialize, they could have an adverse effect on our business. In addition, as other internet retailers have increased market share in recent years, we have faced increased competition, and may continue to face increased competition in the future, from internet retailers who enter the market. Our failure to positively differentiate our product and services offerings or customer experience from these internet retailers could have a material adverse effect on our business, financial condition and results of operations.

Increases in raw materials, packaging, oil and natural gas costs and volatility in the commodity markets may adversely affect our results of operations.

Our financial results depend to a large extent on the costs of raw materials, packaging, oil and natural gas, and our ability to pass the costs of these materials onto our customers. Historically, market prices for commodity grains and food stocks have fluctuated in response to a number of factors, including economic conditions such as inflation, changes in U.S. government farm support programs, changes in international agricultural trading policies, impacts of disease outbreaks on protein sources and the potential effect on supply and demand as well as weather conditions during the growing and harvesting seasons. Fluctuations in paper, steel and oil prices, which affect our costs for packaging materials, have resulted from changes in supply and demand, general economic conditions and other factors. In addition, we have exposure to changes in the pricing of oil and natural gas, which affects our manufacturing, transportation and packaging costs.

If there is any increase in the cost of raw materials, packaging, or oil and natural gas expenses, we may be required to charge higher selling prices for our products to avoid margin deterioration. We cannot provide any assurances regarding the timing or the extent of our ability to successfully charge higher prices for our products, or the extent to which any price increase will affect future sales volumes. Our results of operations may be materially and adversely affected by this volatility.

Adverse weather conditions, natural disasters, pestilences and other natural conditions can disrupt our operations, which can adversely affect our business, financial condition and results of operations.

The ingredients that we use in the production of our products are vulnerable to adverse weather conditions and natural disasters, such as floods, droughts, frosts, fires, earthquakes, tornadoes and pestilences. Adverse weather conditions may be impacted by climate change and other factors. Adverse weather conditions and natural disasters can reduce crop size and crop quality, which in turn could reduce our supply of ingredients, lower recoveries of usable ingredients, increase the prices of our ingredients, increase our transportation costs or increase our cost of storing ingredients if harvests are accelerated and processing capacity is unavailable. Additionally, the growth of crops, as well as the manufacture and processing of our products, requires significant amounts of water. Drought or other causes of a reduction of water in aquifers may affect availability of water, which in turn may adversely affect our results of operations. Competing manufacturers may be affected differently by weather conditions and natural disasters depending on the location of their supplies or operations. If our supply of ingredients is reduced, we may not be able to find enough supplemental supply sources on favorable terms, if at all, which could impact our ability to supply product to our customers and adversely affect our business, financial condition and results of operations. Increased costs for ingredients or other inputs could also adversely affect our business, financial condition and results of operations. Additionally, adverse weather conditions, natural disasters or other natural conditions affecting our operating activities or major facilities could cause an interruption or delay in our production or delivery schedules and loss of inventory and/or data or render us unable to accept and fulfill customer orders in a timely manner, or at all. If our operations are damaged by a fire, flood or other disaster, for example, we may be subject to supply or delivery interruptions, destruction of our facilities and products or other business disruptions, which could adversely affect our business, financial condition and results of operations.

Shifting Consumer Tastes.

Consumer acceptance and desire for existing and emerging healthy foods, snacks and beverages are continually changing and are extremely difficult to predict. The Company is striving to be on the right side of this macro shift at. Increased consumer concerns about nutrition, healthy diets (some known as Paleo, KETO, Whole30, and Vegan regimens) and food allergies are ever changing. This brings to our business the risk that sales of our products may decline due to perceived health concerns, changes in consumer tastes or other reasons beyond the control of the Company. The consumer acceptance and resulting success of new products will be one of the keys to the success of the Company's business plan. There can be no assurance that the Company will succeed in the development of any new products or that any new products developed by the Company will achieve market acceptance or generate meaningful revenue for the Company

As a food production company, all of our products must be compliant with regulations by the U.S. Food and Drug Administration ("FDA"), as well as the United States Department of Agriculture ("USDA"), and in addition a number of our products rely on independent certification that they are non-GMO, gluten-free, "no sugar added" and "less sugar". Any non-compliance with the FDA, or USDA, or the loss of any such certification could harm our business.

We must comply with various FDA and USDA rules and regulations, including those regarding product manufacturing, food safety, required testing and appropriate labeling of our products. It is possible that regulations by the FDA and USDA and their interpretation thereof may change over time. As such, there is a risk that our products could become non-compliant with the applicable regulations and any such non-compliance could harm our business.

In addition, we rely on independent certification of our non-GMO, gluten-free, "no sugar added" and "less sugar" claims, and must comply with the requirements of independent organizations or certification authorities in order to label our products as such. Currently, the FDA does not directly regulate the labeling of non-GMO products as such. The FDA has defined the term "gluten-free," and we must comply with the FDA's definition if we include this label on our products. Our products could lose their non-GMO and gluten-free certifications if our raw material suppliers lose their product certifications for those specified claims. The loss of any of these independent certifications, including for reasons outside of our control, could harm our business.

We also must comply with state rules and regulations, including Proposition 65 in California, which requires a specific warning on or relating to any product that contains a substance listed by the State of California as having been found to cause cancer or birth defects or other reproductive harm, unless the level of such substance in the product is below a safe harbor level established by the State of California. Interpretation and application of such rules, including potential differences in application on a state-by-state basis, may give rise to uncertainty as to the appropriate labeling and formulation of our products.

In addition, the FDA has adopted labeling guidelines that will affect the labeling of both the front and back of many of our products. We are continually reviewing and revising our labeling activities in advance of new or changed requirements in anticipation of any rules coming into effect and in response to industry litigation trends. The imposition or proposed imposition of additional product labeling or warning requirements may reduce overall consumption of our products, lead to negative publicity (whether based on scientific fact or not) or leave consumers with the perception (whether or not valid) that our products do not meet their health and wellness needs, resulting in adverse effects on our business, financial condition or results of operations.

Our independent accounting firm's review report contains an explanatory paragraph that expresses substantial doubt about our ability to continue as a "going concern."

Our independent accounting firm's review report provides, "As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs." Such Note 8 provides, "The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses every year since inception and may continue to generate losses." Management's plans to address this need for capital through this offering, and the Company's plans to raise capital and to perform its business plan may not be successful. These factors, among others, raise substantial doubt about our ability to continue as a going concern. Our financial statements do not include any adjustments that might result from our inability to consummate this offering or our inability to continue as a going concern.

Risks Related to the Offering

The Company's management may have broad discretion in how the Company uses the net proceeds of an offering.

Unless the Company has agreed to a specific use of the proceeds from an offering, the Company's management will have considerable discretion over the use of proceeds from their offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investors' commitment amount based on the Company's determination of an Investor's sophistication.

The Company may prevent Investors from committing more than a certain amount to this Offering based on the Company's belief of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation Crowdfunding rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

State and federal securities laws are complex, and the Company could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Company has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Company would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts.

In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

The Company could potentially be found to have not complied with securities law in connection with this Offering related to "Testing the Waters."

Prior to filing this Form C, the Company engaged in "testing the waters" permitted under Regulation Crowdfunding (17 CFR 227.206), which allows issuers to communicate to determine whether there is interest in the offering. All communication sent is deemed to be an offer of securities for purposes of the antifraud provisions of federal securities laws. Any Investor who expressed interest prior to the date of this Offering should read this Form C thoroughly and rely only on the information provided herein and not on any statement made prior to the Offering. The communications sent to Investors prior to the Offering are attached as Exhibit G. Some of these communications may not have included proper disclaimers required for "testing the waters"

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on half of the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

Investors will not become equity holders until the Company decides to convert the Securities into "CF Shadow Securities" (the type of equity securities issuable upon conversion of the Securities) or until there is a change of control or sale of substantially all of the Company's assets.

Investors will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Investors may never become equity holders of the Company. Investors will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities into CF Shadow Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities. In certain instances, such as a sale of the Company or substantially all of its assets, an initial public offering or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Company.

Investors will not have voting rights, even upon conversion of the Securities into CF Shadow Securities. Upon the conversion of the Securities into CF Shadow Securities (which cannot be guaranteed), the holders of the CF Shadow Securities will be required to enter into a proxy with the Intermediary or its designee to ensure any statutory voting rights are voted in tandem with the majority holders of whichever series of securities the CF Shadow Securities follow.

Investors will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities (the occurrence of which cannot be guaranteed). Upon such conversion, the CF Shadow Securities will have no voting rights and, in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders are required to enter into a proxy agreement with the Intermediary or its designee to vote their CF Shadow Securities with the majority of the holder(s) of the securities issued in the round of equity financing that triggered the conversion right. For example, if the Securities are converted in connection with an offering of Series B Preferred Stock, Investors would receive CF Shadow Securities in the form of shares of Series B-CF Shadow Preferred Stock and would be required to enter into a proxy that allows the Intermediary or its designee to vote their shares of Series B-CF Shadow Preferred Stock consistent with the majority of the Series B Preferred Stockholders. Thus, Investors will essentially never be able to vote upon any matters of the Company.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Investors will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which Investors will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event and Investors may have to hold the Securities indefinitely.

The Company may never conduct a future equity financing or elect to convert the Securities if such future equity financing does occur. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an initial public offering. If neither the conversion of the Securities nor a liquidity event occurs, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Equity securities acquired upon conversion of the Securities may be significantly diluted as a consequence of subsequent equity financings.

The Company's equity securities will be subject to dilution. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from the conversion of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

In addition, the Company has certain equity grants and convertible securities outstanding. Should the Company enter into a financing that would trigger any conversion rights, the converting securities would further dilute the equity securities receivable by the holders of the Securities upon a qualifying financing.

Equity securities issued upon conversion of the Securities may be substantially different from other equity securities offered or issued by the Company at the time of conversion.

In the event the Company decides to exercise the conversion right, the Company will convert the Securities into equity securities that are materially different from the equity securities being issued to new investors at the time of conversion in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. Additionally, any equity securities issued at the Conversion Price (as defined in the Crowd SAFE agreement) shall have only such preferences, rights, and protections in proportion to the Conversion Price and not in proportion to the price per share paid by new investors receiving the equity securities. Upon conversion of the Securities, the Company may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Company.

The forgoing paragraph is only a summary of a portion of the conversion feature of the Securities; it is not intended to be complete, and is qualified in its entirety by reference to the full text of the Crowd SAFE agreement, which is attached as Exhibit C.

A Crowd SAFE holder may lose their right to any appreciation or return on investment due to defaulting on certain notice and require action requirements in such Crowd SAFE; failure to claim cash set aside in this case may result in a total loss of principal.

The Crowd SAFE offered requires a holder to complete, execute and deliver any reasonable or necessary information and documentation requested by the Company or the Intermediary in order to effect the conversion or termination of the Crowd SAFE, in connection with an Equity Financing or Liquidity Event, within thirty (30) calendar days of receipt of notice (whether actual or constructive) from the Company. Failure to make a timely action may result in the Company declaring that the Investor is only eligible to receive a cash payment equal to their Purchase Amount (or a lesser amount in certain events). While the Company will set aside such payment for the investor, such payment may be subject to escheatment laws, resulting in a total loss of principal if the Investor never claims their payment.

There is no present market for the Securities and we have arbitrarily set the price.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

In the event of the dissolution or bankruptcy of the Company, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.

In the event of the dissolution or bankruptcy of the Company, the holders of the Securities that have not been converted will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred stock, have been paid in full. Neither holders of the Securities nor holders of CF Shadow Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Company.

While the Securities provide mechanisms whereby holders of the Securities would be entitled to a return of their purchase amount upon the occurrence of certain events, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.

Upon the occurrence of certain events, as provided in the Securities, holders of the Securities may be entitled to a return of the principal amount invested. Despite the contractual provisions in the Securities, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential Investors should not assume a guaranteed return of their investment amount.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

Legal Matters
Any prospective Investor should consult with its own counsel and advisors in evaluating an investment in the Offering.

Additional Information
The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an Exhibit to this Form C.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PROSPECTIVE INVESTOR CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business
True Made Foods, a food and beverage company providing healthy alternatives to traditional center-store grocery fare. True Made Foods uses pureed vegetables and fruits to replace added sugar and corn syrup in American-staples like Ketchup, BBQ Sauce and Sriracha.

The Company's Products and/or Services

Product / Service	Description	Current Market
Low Sugar Vegetable Ketchup	A ketchup with half the total sugars of a standard ketchup and only 1g of added sugar. Naturally sweetened with a combination of carrots, butternut squash and spinach.	Retail and Food Service markets targeting suburban and ex-urban families wanting a healthier alternative to standard ketchup.
No Added Sugar Vegetable Ketchup	A ketchup with no added sugar and no artificial or refined sweeteners. Naturally sweetened with a combination of whole apple, carrots, butternut squash and spinach.	Retail and Food Service markets targeting suburban and ex-urban families wanting a healthier alternative to standard ketchup.
Pitmaster BBQ Sauces (Low Sugar and No Sugar)	A line of authentic, regional-style BBQ Sauces from the legendary Pitmaster Ed Mitchell. Each product is naturally sweetened with American-grown vegetables. No artificial or other refined sweeteners.	Retail and Food Service markets targeting suburban and ex-urban families wanting a healthier alternative to standard BBQ Sauce.
Veracha (Vegetable Sriracha)	A no added sugar Sriracha, made only from vegetables	Retail and Food Service markets targeting suburban and ex-urban families wanting a healthier alternative to standard Sriracha.
Mustard with Hidden Veggies	All Natural, classic mustard flavors (Yellow, Bavarian and Honey Mustards) with up to 20% fruit and vegetables hidden in every recipe and no refined sugars.	Retail and Food Service markets targeting suburban and ex-urban families wanting a healthier alternative to standard mustard.
Cayenne Hot Sauce	The Cayenne Hot Sauce is a farm to bottle, 100% Natural Hot Sauce product and the only mainstream hot sauce with an African-American (Ed Mitchell) as an equity-owner on the label. The Cayenne Hot Sauce represents an important part of Ed Mitchell's culinary heritage from Eastern Carolina, where African slaves infused the spices and peppers from Africa into the cooking and culinary traditions of the region.	Retail and Food Service markets targeting suburban and ex-urban families wanting a better alternative to the standard hot sauce offerings in grocery.

Competition
There are the large, conventional competitors like Heinz, Hunts and Sweet Baby Ray's and store-owned, private label brands from which smaller, better-for-you brands have been stealing market share for years now. We believe that our products are the only products in each of our categories that can out compete with both conventional and natural, healthy brands on taste and authenticity, as well as our ingredients and nutrition label. Our products are designed to be healthier than "healthy" brands while tasting as good or better than conventional brands. We are the only better-for-you brand that can seriously threaten conventional market share. Other healthy brands we compete against are Primal Kitchen, Sir Kensington, G Hughes, Organicville, and New Primal.

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Customer Base
Our products are available in over 5,000 stores nationwide, including Whole Foods, Sprouts, Kroger and Walmart. Most of our sales go through mainline national distributors like UNFI, KeHE and DPI. We also sell our products via Amazon (3P) and direct to consumer through Shopify. Our target customer base are families with college educated parents, typically 30-45 years old, and one or more children between the ages of three and ten.

Supply Chain
We obtain our materials from multiple sources, none of which we are solely dependent upon. We have spent much time researching our supply chain and are prepared for any shortages or forcible changes should any provider become unavailable.

Intellectual Property
The Company owns the trademark on the name "True Made Foods" and the term "Veracha".

Trademarks and Service Marks

Application or Registration #	Goods / Services	Mark	File Date	Grant Date	Country
5017334*	Ketchup; Sauces; Sauces for barbecued meat; Ready-made sauces; Sriracha hot chili sauce	VERACHA	December 28, 2015	August 9, 2016	USA
5164273*,**	Retail, online retail, wholesale and online wholesale store services featuring ketchup, sauces, sauces for barbecued meat, ready-made sauces, sriracha hot chili sauce but not in relation to restaurant services.	TRUE MADE FOODS	April 11, 2016	March 21, 2017	USA
5036311*	Barbeque sauce; Ketchup; Sauces; Sauces for barbecued meat; Ready-made sauces; Sriracha hot chili sauce	TRUE MADE FOODS	February 1, 2016	September 6, 2016	USA

* Registrant is "True Foods, Inc.," which is the name under which we initially incorporated.
** Service Mark

Governmental/Regulatory Approval and Compliance
The Company is subject to and affected by laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation
The Company is not subject to any current litigation and is not aware of any threatened litigation at this time.

USE OF PROCEEDS
The Company will adjust roles and tasks based on the net proceeds of the Offering. The Company plans to use these proceeds as described below.

The proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds	% of Target Proceeds Raised	Amount if Target Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	6%	$1,500	6%	$64,200
Product Marketing	0%	$0	55.46%	$593,422
New Product Launches	94%	$23,500	23.5%	$251,450
New Hires	0%	$0	9.4%	$100,580
Other	0%	$0	5.64%	$60,348
Total	**100.00%**	**$25,000**	**100.00%**	**$1,070,000**

The Use of Proceeds table is not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign.

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

Set forth below are detailed descriptions of how we intend to use the net proceeds of this Offering.

Intermediary Fee
This fee will be paid directly to the intermediary for assisting in conducting this Offering.

Product Marketing
Product Marketing costs consist of in and out of store promotions used to drive trial, like coupons, promotions, and sampling. It also includes marketing agreements with stadiums and activation around those agreements, like branded condiment carts and pumps.

New Product Launches
In 2021, Company new product launches are focused on new packaging to support food service accounts like the Red Sox. Such new packaging includes pouches, cups and pumps. The Company is also developing and launching a direct-to-consumer line of rubs and spice mixes to launch in retail and online.

New Hires
The Company recently hired a Director of Operations to help manage the multiple suppliers and producers the Company uses and to help find efficiencies and negotiate supply contracts to improve the Company's gross margins. If the Company reaches the maximum amount on the Company's raise, the Company will also hire a communications and PR manager to help grow brand awareness.

DIRECTORS, OFFICERS, KEY PERSONS AND MANAGERS

The directors, officers, key persons and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Abraham Kamarck	CEO & Director	True Made Foods – CEO with primary responsibility to oversee the operations and business of the Company since March 2015.	MBA, London Business School (2007)

			US Navy Flight School (2001) BA, Vanderbilt University (1999)
Sherri Merrill	Chief Operating Officer	True Made Foods – Since joining as COO in January 2021, Ms. Merrill has primary responsibility to manage the operations of the Company. From June 2018 to January 2021, she was the procurement manager at Bob's Red Mill.	BA, University of Oregon (2004)
Brian Durst	Board Member	Tribe 9 Foods – Chairman, CEO, with primary responsibility to oversee the operations and business of the Company since July 2018.	MBA, Harvard Business School (2007) BBA, University of Wisconsin-Madison (2000)
Steven Finn	Board Member	Entrepreneur, Investor Siddhi Capital – Co-Founder, General Partner: January 2020 – Present; Marstar Investments – Investor: September 2018 – Present; Rotor Acquisition Corp. – Advisor: January 2021 – Present; True Made Foods – Board Member: August 2019 – Present; Simply Good Jars – August 2020 – Present; BlueNalu – Board Observer: December 2020 – Present; Matrix Meats – Board Observer: November 2020 – Present; Marqii – Board Member: August 2020 – Present; Incus5 – Board Member: May 2019 – Present; OrderSnapp – Board Observer: February 2019 – Present; Silver Lining Finance – BETA – Co-Founder, Advisor: October 2020 – Present; Zuul – Advisor: December 2019 – Present; Mid-Atlantic Diamond Ventures – Advisory Board Member: October 2018 – Present; Alumni Ventures Group – Investor Advisory Committee: April 2020 – Present; Chestnut Street Ventures – Investment Committee Member: October 2018 – Present; HUNGRY Marketplace – Advisor: August 2018 – Present; LocalStove – Co-Founder, Co-CEO, CTO: May 2016 – August 2018	MBA, University of Pennsylvania (2016) MCIT, University of Pennsylvania (2016) BS, University of Pennsylvania (2008)
Ryan Mitchell	Co-Founder & Pitmaster	True Made Foods Co-Founder & Pitmaster and Manager of Pitmaster Enterprises LLC. Aided in new flavor development for barbecue sauces and rubs, while also promoting the True Made Foods brand through his food service business, media and events.	East Carolina University (2000)

		Through Pitmaster Enterprises LLC and their partnership with the LN Restaurant Group, Ryan is planning a 6,000 square foot barbecue restaurant in Raleigh, NC, called "the Preserve by Ed Mitchell" that is slated to open in 2022. He is also writing a cookbook which will be published in 2022 and be turned into a Netflix documentary in 2023. The restaurant, book and documentary will all feature True Made Foods products.	
Vanessa Jaikaran	Director of Field Marketing	With True Made Foods since 2015, Vanessa's primary responsibility is planning and managing True Made Foods' various field marketing events and 1099 staff, from in-store sampling demos to tradeshows and consumer facing shows. Since 2020, Vanessa has also managed all social media platforms for True Made Foods and all brand ambassador / influencer interactions and strategy.	Institute of Culinary Education (2015)

Biographical Information

Abraham Kamarck:
Abe was born in Washington DC and grew up in Virginia, Brooklyn and Maryland before attending Vanderbilt on an NROTC scholarship. After graduation, he served eight years as a Navy Helicopter pilot, deploying on counter-narcotics missions and for OIF. Abe spent his last tour in England where Abe earned his MBA from the London Business School and was introduced to entrepreneurship. Before founding True Made Foods he worked globally, operating businesses in Bulgaria, Qatar, China and Ghana. True Made Foods turns junk foods into superfoods. They make a healthy ketchup, BBQ sauce and sriracha that are naturally sweetened with real vegetables, turning these once empty-calorie American staples into nutrient dense, delicious superfoods. True Made Foods is one of the fastest growing new food brands in the US and sales are growing at 2x a year. In 2019, True Made Foods was one of the few startup food brands selected for the MARS Seeds of Change Accelerator.

Sherri Merrill:
Sherri Merrill is an experienced and relatable operations and supply chain professional. She is dedicated to maximizing efficiency and cost-effectiveness in all areas. She has exceptional soft skills with a mission to demystify the supply chain. Over the last 10 years Sherri intentionally focused her efforts in the natural and wellness space. She's held positions in the CPG space at Bob's Red Mill and Earth Mama Organics. Sherri is currently the Director of Operations for True Made Foods, an emerging brand that is fighting the war on sugar in our food supply chain. Sherri studied Non-Profit Management at the University of Oregon and holds certifications from ASCM in both Supply Chain Management (CSCP) as well as Planning and Inventory Management (CPIM). Sherri is currently serving on the Board of ASCM as Executive Vice President.

Steven Finn:
Steven is cofounder & GP at Siddhi Capital, an investment firm focused on the emerging food and beverage industry. Prior to full time investing, Steven most recently founded and exited a food technology startup in the corporate catering space to a large venture-backed player in 2018. He has earned Penn/Wharton degrees in Operations (Wharton/Undergrad), Computer Science (Penn Engineering/Masters) and Entrepreneurial Management (Wharton/MBA), spent several years as a full stack software engineer at Bloomberg LP, and founded two startups. Steven has led efforts into over 50 food and beverage investments and is focused on all stages of sourcing, evaluating, taste testing, and working with portfolio companies to help create value with his understanding of technology, fundraising and strategy.

Brian Durst:
Brian Durst is the Chairman & Chief Executive Officer of Tribe 9 Foods. Tribe 9 is a manufacturer of fresh traditional, gluten-free and grain-free pasta; organic and natural nut butters; bars; and cookies. The company markets its own

products under the Taste Republic, RP's Pasta, and Yumbutter brands, as well as making food for other brands, retailers, and foodservice applications. Mr. Durst held previous roles in private equity, venture capital, corporate development, and public market investing working for Blue Clay Capital, Quad/Graphics, Stark Investments, Wind Point Partners, and Goldman Sachs. Mr. Durst received his MBA from Harvard Business School and BBA from the University of Wisconsin-Madison with majors in Finance, Accounting, and Real Estate

Ryan Mitchell:

Ryan Mitchell, Ed Mitchell's only son, serves as the business and marketing brain behind his father's brand, "Ed Mitchell Pitmaster" and "Pitmaster Ed Mitchell," for which we have certain rights under the Partnership Agreement. As you might expect, from a very young age, Ryan began working in the Mitchell family restaurant. Long before the Pitmaster fame Ryan could be found by the side of his grandparents, Willie and Doretha Mitchell, day in and day out helping out in the small corner store off 301 HWY in Wilson. Although BBQ was the only way of life he knew, Ryan pictured a different path for this career: "Growing up, I rebelled against all of it because it was such hard work, it was a chore. Even though we owned the business, the social and racial elements in my city were so hard for me to understand at that age. But the working was what my family used to keep me out of trouble. How I legally earned my sneaker and lunch money. Looking back it taught me so much responsibility and probably saved my life". After high school, Ryan charted his own course and attended East Carolina University to pursue his dreams of playing college football and earning a degree in Economics. He spent eight years working in commercial, and investment banking for some of the nation's largest firms before he re-evaluated his professional life. After going through a major market crash and brutal lay-offs, Ryan felt it was time to leave his 50 hour a week desk job and return to his roots and pursue his passion. As the keeper of the family legacy, Ryan is quick to roll up his sleeves and cook with his Dad but spends the majority of his time managing the business-side of the Ed Mitchell brand. The dynamic duo that makes up this father and son team are always at the heart of everything he and his dad do. Ryan credits his father, grandfather, and two uncles Aubrey and Stevie Mitchell for giving him the skills to lead the next generation of BBQ enthusiasts.

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

By agreement dated March 27, 2015, the Company and Mr. Kamarck, our Chief Executive Officer and a Director, entered into a written Indemnification Agreement under which the Company agreed, subject to certain procedures and presumptions for determination of entitlement to indemnification, to indemnify and hold him harmless against certain claims and certain expenses to the fullest extent permitted by law, including obligations for contribution, indemnification for certain expenses of a witness, and advancement of certain expenses.

By agreement dated March 27, 2015, the Company and Kevin Powell, our former President and a former Director, entered into a written Indemnification Agreement under which the Company agreed, subject to certain procedures and presumptions for determination of entitlement to indemnification, to indemnify and hold him harmless against certain claims and certain expenses to the fullest extent permitted by law, including obligations for contribution, indemnification for certain expenses of a witness, and advancement of certain expenses.

Employees

The Company currently employs three employees.

CAPITALIZATION AND OWNERSHIP

The total number of shares of all classes of stock which the Company shall have authority to issue is (i) 121,100,000 shares of Common Stock, $0.0001 par value per share ("Common Stock"), and (ii) 93,594,155 shares of Preferred Stock, $0.0001 par value per share ("Preferred Stock") of which 71,089,693 of the shares of the authorized Preferred Stock of the Company are designated "Series A Preferred Stock", 16,467,489 of the shares of the authorized Preferred Stock are designated "Series A-2 Preferred Stock", and 6,036,973 of the shares of the authorized Preferred Stock are designated "Series A-3 Preferred Stock".

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	1,712,500
Voting Rights	The holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings); provided, however, that, except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to that certain Second Amended and Restated Certificate of Incorporation that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to that certain Second Amended and Restated Certificate of Incorporation or pursuant to the General Corporation Law. There shall be no cumulative voting. The holders of record of the shares of Common Stock, exclusively and as a separate class, shall be entitled to elect two (2) directors of the Company (the "Common Directors").
Anti-Dilution Rights	None
How this security may limit, dilute, or qualify the Security issued pursuant to Regulation CF	At some point in the future, the Board of Directors may decide to issue additional Common Stock, which may dilute the value of the Securities.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	1.6485%

Type of security	Series A Preferred Stock Series A-2 Preferred Stock Series A-3 Preferred Stock
Amount outstanding	Series A Preferred Stock: 63,883,123 Series A-2 Preferred Stock: 13,108,112 Series A-3 Preferred Stock: 6,036,973
Voting Rights	On any matter presented to the stockholders of the Company for their action or consideration at any meeting of stockholders of the Company (or by written consent of stockholders in lieu of meeting), each holder of

	outstanding shares of Series A Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Series A Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of that certain Amended and Restated Certificate of Incorporation, holders of Series A Preferred Stock shall vote together with the holders of Common Stock as a single class and on an as-converted to Common Stock basis.
Anti-Dilution Rights	In the event the Company shall at any time after the original issue date for Series A-2 Preferred Stock issue certain shares of Common Stock (including certain additional shares of Common Stock deemed to be issued under that certain Amended and Restated Certificate of Incorporation), without consideration or for a consideration per share less than that certain conversion price in effect immediately prior to such issuance or deemed issuance, then that certain conversion price shall be reduced, concurrently with such issue, to a price (calculated to the nearest one-hundredth of a cent) determined in accordance with a certain formula.
Director Election Rights:	The holders of record of the shares of Series A Preferred Stock, exclusively and as a separate class, shall be entitled to elect one (1) director of the Company (the "Series A Director").
Protective Provisions:	At any time when at least 39,665,045 shares of Preferred Stock are outstanding, the Company shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or that certain Second Amended and Restated Certificate of Incorporation) the written consent or affirmative vote of the Requisite Holders, which Requisite Holders must include certain investors, given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class, and any such act or transaction entered into without such consent or vote shall be null and void ab initio, and of no force or effect: (1) liquidate, dissolve or wind-up the business and affairs of the Company, make any voluntary petition for bankruptcy or assignment for the benefit of creditors, effect any merger or consolidation or any other certain transaction (a "Deemed Liquidation Event"), or consent to any of the foregoing; (2) amend, alter or repeal any provision of that certain Second Amended and Restated Certificate of Incorporation or the Bylaws of the Company in a manner that adversely affects the powers, preferences or rights of the Preferred Stock, or approve the waiver of any powers, preferences or rights of the Preferred Stock; (3) increase or decrease the authorized number of shares of Preferred Stock or Common Stock; (4) (i) reclassify, alter or amend any existing security of the Company that is pari passu with the Preferred Stock in respect of the distribution of assets on the liquidation, dissolution or winding up of the Company, the payment of dividends or rights of redemption, if such reclassification, alteration or amendment would render such other security senior to the Preferred Stock in respect of any such right, preference, or privilege or (ii) reclassify, alter or amend any existing security of the Company that is junior to the Preferred Stock in respect of the distribution of assets on the liquidation, dissolution or winding up of the Company, the payment of dividends or rights of redemption, if such reclassification, alteration or amendment would render such other security senior to or pari passu with the

Preferred Stock in respect of any such right, preference or privilege;

(5) create or authorize the creation of, or issue or obligate itself to issue shares of, any additional class or series of capital stock unless the same ranks junior to the Preferred Stock with respect to the distribution of assets on the liquidation, dissolution or winding up of the Company, the payment of dividends and rights of redemption, or increase the authorized number of shares of Preferred Stock or increase the authorized number of shares of any additional class or series of capital stock of the Company unless the same ranks junior to the Preferred Stock with respect to the distribution of assets on the liquidation, dissolution or winding up of the Company, the payment of dividends and rights of redemption;

(6) purchase or redeem (or permit any subsidiary to purchase or redeem) or pay or declare any dividend or make any distribution on, any shares of capital stock of the Company other than (i) repurchases of stock from former employees, officers, directors, consultants or other persons who performed services for the Company or any subsidiary in connection with the cessation of such employment or service at the lower of the original purchase price or the then-current fair market value thereof, (ii) dividends or other distributions payable on the Common Stock solely in the form of additional shares of Common Stock, or (iii) repurchases approved by the Board of Directors of the Company, including the approval of the Series A Director;

(7) create, or authorize the creation of, or issue, or authorize the issuance of any debt security or create any lien or security interest (except for purchase money liens or statutory liens of landlords, mechanics, materialmen, workmen, warehousemen and other similar persons arising or incurred in the ordinary course of business) or incur other indebtedness; for borrowed money, including but not limited to obligations and contingent obligations underguarantees, or permit any subsidiary to take any such action with respect to any debt security lien, security interest or other indebtedness for borrowed money in an aggregate principal amount of more than $500,000 unless such debt security has received the prior approval of the Board of Directors of the Company, including the approval of the Series A Director;

(8) create, or hold capital stock in, any subsidiary that is not wholly owned (either directly or through one or more other subsidiaries) by the Company, or sell, transfer or otherwise dispose of any capital stock of any direct or indirect subsidiary of the Company, or permit any direct or indirect subsidiary to sell, lease, transfer, exclusively license or otherwise dispose (in a single transaction or series of related transactions) of all or substantially all of the assets of such subsidiary;

(9) change the principal place of the Company's business, enter into a new line of business, or exit the current line of business;

(10) amend any of the Company's equity incentive plans or adopt a new equity incentive plan, unless approved by the Board of Directors of the Company, including the approval of the Series A Director;

(11) increase or decrease the authorized number of directors constituting the Board of Directors of the Company; or

(12) enter into an agreement granting exclusive rights to manufacture, produce, assemble, license, market, or sell the Company's products or intellectual property to any other person or affect the Company's exclusive right to develop, manufacture, assemble, distribute, market or sell its products or intellectual property, unless approved by the Board of Directors of the Company, including the approval

	of the Series A Director.
Rights Upon Liquidation, Dissolution or Winding Up	In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of shares of Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Company available for distribution to its stockholders, and in the event of a certain deemed liquidation event, the holders of shares of Preferred Stock then outstanding shall be entitled to be paid out of the consideration payable to stockholders in such certain deemed liquidation event or out of certain available proceeds, as applicable, before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to the greater of (i) the applicable original issue price, plus any dividends declared but unpaid thereon, or (ii) such amount per share as would have been payable had all shares of Preferred Stock been converted into Common Stock pursuant to that certain Amended and Restated Certificate of Incorporation immediately prior to such liquidation, dissolution, winding up or certain deemed liquidation event.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	At some point in the future, the Board of Directors may decide to issue additional Preferred Stock, which may dilute the value of the Securities. However, this would require the consent of a majority of the holders of the Preferred Stock.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	Series A Preferred Stock: 61.4960% Series A-2 Preferred Stock: 12.6183% Series A-3 Preferred Stock: 5.8114%

Type of security	Common Stock Warrants
Amount outstanding	175,000
Voting Rights	1 vote per share upon exercise
Exercise Price	$0.60 per share
Expiration Date	May 31, 2023
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	At some point in the future, the Board of Directors may decide to issue additional warrants, which may dilute the value of the Securities.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	1.6850%

Type of security	Common Stock Warrants
Amount outstanding	7,656,823
Voting Rights	1 vote per share upon exercise

Exercise Price	$0.10753 per share
Expiration Date	February 15, 2030
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	At some point in the future, the Board of Directors may decide to issue additional warrants, which may dilute the value of the Securities.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	7.3707%

Type of security	Common Stock Warrants
Amount outstanding	1,729,678
Voting Rights	1 vote per share upon exercise
Exercise Price	$0.03 per share
Expiration Date	November 23, 2030
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	At some point in the future, the Board of Directors may decide to issue additional warrants, which may dilute the value of the Securities.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	1.6650%

Type of security	2015 Equity Incentive Plan
Amount outstanding	9,579,594
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	At some point in the future, the Company's Board of Directors and the shareholders may approve an increase in the number of shares of the Company's common stock to be included in the Equity Incentive Plan and reserved for issuance thereunder, which may dilute the value of the Securities.
Percentage ownership of the Company by the holders of such security (assuming	9.2216%

conversion prior to the Offering if convertible securities).	

The Company has the following debt outstanding:

Type of debt	American Express Small Business Loan
Amount outstanding	$10,802.00
Interest Rate	8.99%
Description of Collateral	Business Bank Account
Other Material Terms	Total Loan Amount of $50,000.00
Maturity Date	February 22, 2022

Type of debt	SBA Economic Injury Disaster Loan
Amount outstanding	$150,000.00
Interest Rate	3.75%
Description of Collateral	All tangible and intangible property of the Company.
Other Material Terms	No payments are due until June 18, 2021, at which point monthly payments shall be made until the Maturity Date. Payments shall be allocated to principal and interest at the discretion of the lender unless otherwise required by law. Funds may only be used for purposes specified under the SBA Economic Injury Disaster Loans program.
Maturity Date	June 18, 2050

Type of debt	Line of Credit
Amount outstanding	$611,914.35
Fee Rate	3%
Description of Collateral	N/A
Other Material Terms	This is a closed line of credit extended by Promotions in Motion for inventory production and shipping purposes. A 3% fee is applicable, but the fee does not compound and the line of credit has no expiration or hard payment date.
Maturity Date	None.

Ownership

No one individual or entity beneficially owns more than 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power.

<center>**FINANCIAL INFORMATION**</center>

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit C.

Operations

True Made Foods, Inc., formerly known as "True Foods, Inc." (the "**Company**") was incorporated on March 27, 2015 under the laws of the State of Delaware, and is headquartered in Alexandria, Virginia. The Company is a food and beverage company providing healthy alternatives to traditional center-store grocery fare. True Made Foods uses pureed vegetables and fruits to replace added sugar and corn syrup in American staples like Ketchup, BBQ Sauce and Sriracha. By removing the added sugars and naturally sweetening food instead, True Made Foods turns once empty-calorie junk foods into nutrient dense, paleo super foods.

In December 2015, the Company determined it to be in the best interest of the Company that each outstanding share of the Company's Common Stock be subdivided into five (5) shares, and that the number of authorized shares of the Company's Common Stock be increased to a certain amount in order to accommodate such division and, as a result thereof, the Company effected a 5-for-1 split of the Company's outstanding Common Stock. The Certificate of Amendment to the Certificate of Incorporation effecting such stock split was field on January 5, 2016.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents.

As of August 30, 2021, the Company had $490,523 in aggregate cash and cash equivalents, leaving the Company with approximately six months of runway.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy.

Capital Expenditures and Other Obligations

Other than any capital expenditures listed in the "Use of Proceeds" section above, the Company does not intend to make any material capital expenditures in the future.

Valuation

The Company has ascribed no pre-Offering valuation to the Company; the securities are priced arbitrarily.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as <u>Exhibit C</u> for subsequent events and applicable disclosures:

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Issued	Number of Securities Sold	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Series A-3 Preferred Stock	$513,263.90*	6,036,973	n/a	3/5/2021	Reg D., 506(b)
Series A-2 Preferred Stock	$1,392,999.24	12,108,112	New Product Development and Launch, Hiring Sales Team and New Broker, Launching Kroger and Whole Foods	3/5/2021	Reg D., 506(b)
Warrants	n/a	1,729,678	n/a	11/23/2020	Section 4(a)(2)
Convertible Promissory Notes	$500,000.00	9	Product development and new sales support	8/15/2020 – 9/11/2020	Reg D., 506(b)
Warrants	n/a	7,656,823	n/a	2/15/2020	Section 4(a)(2)
Series A Preferred Stock	$5,910,730.88**	63,418,137	New Product Development and Launch, Hiring Sales Team and New Broker, Launching Kroger and Whole Foods	8/6/2019 – 11/6/2019	Reg D., 506(b)
Warrants***	n/a	17,630,036	n/a	8/6/2019 – 11/6/2019	Reg D., 506(b)
Convertible Promissory Notes	$3,745,000	81	Product development and new sales support	2/22/2018 – 1/2/2019	Section 4(a)(2)

*Paid by converting outstanding principal and interest under certain convertible promissory notes.
**$2,274,999.61 of which was paid by converting outstanding principal and interest under certain convertible promissory notes.
***Exercise date has expired and are no longer exercisable.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering a minimum amount of $25,000 (the "**Target Offering Amount**") and up to a maximum amount of $1,070,000 (the "**Maximum Offering Amount)** of Crowd SAFE (Simple Agreement for Future Equity) of the Company (the "**Securities**"), under Regulation CF (this "**Offering**") with oversubscriptions to be allocated at the Intermediary's discretion. We must raise an amount equal to or greater than the Target Offering Amount by April 30, 2022 (the "**Offering Deadline**"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**". The rights and obligations of Investors with respect to the Securities are set forth below in the section titled "*The Offering and the Securities—The Securities*". In order to purchase the Securities, you must complete the purchase process through our intermediary, OpenDeal Portal LLC dba Republic (the "**Intermediary**"). All committed funds will be held in escrow with Prime Trust, LLC (the "**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary.

Investment commitments may be accepted or rejected by us, in our sole and absolute discretion. We have the right to cancel or rescind our offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment and may cancel or rescind our offer to sell the Securities at any time for any reason.

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security, indefinitely and nether the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with Prime Trust, LLC until the Target Offering Amount of investments is reached. Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline using the cancellation mechanism provided by the Intermediary. **<u>Any investor using a credit card to invest must represent and warrant to not claim fraud or claw back their committed funds to cancel their investment commitment, any cancelled investment commitments must be requested through the Intermediary 48 hours prior to the Offering Deadline or Closing.</u>**

The Company will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering amount on the date of the expedited Offering Deadline.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be cancelled, and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon the closing of the Offering and the Investor will receive the Securities in exchange for their investment.

Intermediate Closings

In the event an amount equal to two (2) times the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Company designates pursuant to

Rule 304(b) of Regulation CF, the Company may conduct the first of multiple closings of the Offering early, *provided* (i) the early closing date must be twenty-one (21) days from the time the Offering opened and the Company and (ii)that all Investors will receive notice of the new offering deadline at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments). Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before the new offering deadline.

If the Company conducts an initial closing (the "**Initial Closing**"), the Company agrees to only withdraw half of the proceeds that are in escrow and will only conduct such Initial Closing if there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of the Initial Closing. The Company may only conduct another close (a "**Subsequent Closing**") before the Offering Deadline if the amount of investment commitments made as of the date of such Subsequent Closing exceeds two times the amount committed as of the date of the Initial Closing and there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of such Subsequent Closing.

Any investment commitments received after an intermediate closing will be released to the Company upon a subsequent closing and the Investor will receive evidence of the Securities via electronic certificate/PDF in exchange for their investment commitment as soon as practicable thereafter.

The Company has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Company rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities. The minimum amount that an Investor may invest in the Offering is $150 and the maximum amount that an Investor may invest in the Offering is $107,000, each of which is subject to adjustment in the Company's sole discretion.

PRIME TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Commission/Fees

At the conclusion of the Offering, the issuer shall pay a fee of six percent (6%) of the amount raised in the Offering to the Intermediary.

Stock, Warrants and Other Compensation

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the Securities sold in the offering.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

The Securities

We request that you please review this Form C and the Crowd SAFE instrument attached as Exhibit E, in conjunction with the following summary information.

Not Currently Equity Interests

The Securities are not currently equity interests in the Company and merely provide a right to receive equity at some point in the future upon the occurrence of certain events.

Dividends

The Securities do not entitle the Investors to any dividends.

Conversion

Upon each future equity financing resulting in proceeds to the Company of not less than $5,000,000 (each an "**Equity Financing**"), the Securities are convertible at the option of the Company, into CF Shadow Securities, which are non-voting securities otherwise identical to those issued in such future Equity Financing except (1) they do not provide the right to vote on any matters except as required by law, (2) they require Investors to vote in accordance with the majority of the investors purchasing securities from the Company in such Equity Financing with respect to any such required vote and (3) they do not provide any inspection or information rights (other than those contemplated by Regulation CF or otherwise required by law). The Company has no obligation to convert the Securities in any Equity Financing.

Conversion Upon the First Equity Financing

If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Securities equal to the greater of the quotient obtained by dividing the amount the Investor paid for the Securities (the "**Purchase Amount**") by (a) or (b) immediately below (the "**Conversion Price**"):

(a) the quotient of $11,000,000 divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) shares of capital stock reserved for future issuance under any equity incentive or similar plan, (ii) convertible promissory notes, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "**Safes**"), and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes;

OR

(b) the price per share of the securities sold in such Equity Financing multiplied by 90%.

Such Conversion Price shall be deemed the "**First Equity Financing Price**".

Conversion After the First Equity Financing

If the Company elects to convert the Securities upon an Equity Financing other than the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Securities equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Equity Financing Price.

If the Investor fails to complete, execute and deliver any reasonable or necessary information and documentation requested by the Company or the Intermediary in order to effect the conversion of the Crowd SAFE, as contemplated above in connection with an Equity Financing, within thirty (30) calendar days of receipt of notice (whether actual or constructive) from the Company of the closing of the First Equity Financing, or Subsequent Equity Financing, as applicable, and of the Company's decision to convert the Crowd Safe to capital stock, then the Investor shall only be eligible to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below), and the Company shall keep a record of the cash payment that the Investor is entitled to claim; provided, that any unclaimed cash payment amount shall be subject to applicable state escheatment laws.

If there are not enough funds to pay the Investor and holders of other Crowd SAFEs that failed to act as required herein (collectively, the "**Cash-Default Investors**") in full, then all of the Company's available funds will be allocated with equal priority and pro rata among the Cash-Default Investors to claim in proportion to their Purchase Amounts.

Conversion Upon a Liquidity Event Prior to an Equity Financing

In the case of the Company's undergoing an **IPO** (as defined below) of its Capital Stock or a Change of Control (as defined below) of the Company (either of these events, a "**Liquidity Event**") prior to any Equity Financing, the Investor must select, at the option of the Investor and within thirty (30) days of receiving notice (whether actual or constructive), either (i) a cash payment equal to the Purchase Amount subject to the following paragraph (the "**Cash Out Option**") or (ii) a number of shares of Common Stock of the Company equal to the Purchase Amount divided by the quotient of (a) $11,000,000 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock outstanding (on an as-converted basis), assuming the exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (x) shares of capital stock reserved for future issuance under any equity incentive or similar plan; (y) any Safes; (z) convertible promissory notes; and (aa) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes.

In connection with the Cash Out Option, the Purchase Amount (or a lesser amount as described below) will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investors and the holders of other Safes (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"**Change of Control**" as used above, means (i) a transaction or series of related transactions in which any person or group becomes the beneficial owner of more than fifty percent (50%) of the outstanding voting securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**IPO**", as used above, means: (A) the completion of an underwritten initial public offering of Capital Stock by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Company's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing

In the case of a Liquidity Event following any Equity Financing, the Investor must select, at the option of the Investor and within thirty (30) days of receiving notice (whether actual or constructive), either (i) the Cash Out Option or (ii) a number of shares of the most recently issued capital stock equal to the Purchase Amount divided by the First Equity Financing Price. Shares of capital stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of capital stock issued in connection with the Company's most recent Equity Financing.

If there are not enough funds to pay the Investors and the other Cash-Out Investors in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

If the Investor fails to (i) complete, execute and deliver any reasonable or necessary information and documentation requested by the Company or the Intermediary in order to effect the conversion of the Crowd SAFE or (ii) notify Company of its selection to receive the cash payment or shares of the most recently issued capital stock, as contemplated above in connection with a Liquidity Event, within thirty (30) calendar days of receipt of notice (whether actual or constructive) from the Company of such Liquidity Event, then the Investor shall only be eligible to receive the cash payment option, and the Company shall keep a record of the cash payment that the Investor is entitled to claim; provided, that any unclaimed cash payment amount shall be subject to applicable state escheatment laws.

If the Company's board of directors (or other applicable governing body if the Company is a limited liability company) determines in good faith that delivery of equity securities to the Investor pursuant to Liquidity Event paragraphs above would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such capital stock, as determined in good faith by the Company's board of directors (or other applicable governing body if the Company is a limited liability company).

Dissolution

If there is a Dissolution Event (as defined below) before the Securities terminate, subject to the preferences applicable to any series of preferred stock then outstanding, the Company will distribute all proceeds legally available for distribution with equal priority among the (i) holders of the Securities (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event), (ii) all other holders of instruments sharing in the distribution of proceeds of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) all holders of Common Stock.

A "**Dissolution Event**" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination

The Securities terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur of: (i) the issuance of shares in the CF Shadow Securities to the Investor pursuant to the conversion provisions of the Crowd SAFE agreement or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control

The Securities have no voting rights at present or when converted.

The Company does not have any shareholder, equity holder or voting agreements in place, except that the Company is a party to that certain Amended and Restated Investors' Rights Agreement dated as of March 5, 2021 (the "**IRA**"), that certain Amended and Restated Rights of First Refusal and Co-Sale Agreement dated as of March 5, 2021 (the "**ROFR**"), and that certain Second Amended and Restated Voting Agreement dated as of March 5, 2021 (the "**VA**").

Under the IRA, the Company and certain stockholders agreed to certain registration rights, including Form S-1 demand, Form S-3 demand, Company registration, underwriting requirements, reimbursement of certain expenses of registration, indemnification, and market stand-off rights; transfer restrictions; information and observer rights; confidentiality rights to future stock issuances, including right of first offer; insurance; employee agreements; employee stock; and matters requiring the approval of a certain preferred director, such as to (a) make any capital expenditures in excess of $25,000 not contemplated by the Company's operating budget approved by the Board of Directors; (b) increase the number of shares reserved under the Company's equity incentive plans; (c) grant options or equity equivalents containing acceleration of vesting provisions upon a Deemed Liquidation Event (as defined in the Certificate of Incorporation); (d) enter into a material transaction with any member of the Board of Directors, officers, employees or immediate families thereof; (e) hire any employees with annual salaries in excess of $100,000 not contemplated by the Company's operating budget approved by the Board of Directors; (f) establish or invest in any subsidiary or joint venture; (g) enter into an operating or capital lease for office space for an amount in aggregate of more than $50,000 per year, or otherwise outside the operating budget approved by the Board of Directors; (h) initiate any material litigation or settlement of any claim, litigation or insurance claim brought against the Company or any of its subsidiaries; (i) hire, fire or materially change the terms of the employment of Abraham Kamarck; or (j) approve the Company's annual budget, including capital plans, or exceed any annual budget item in a budget approved by the Board of Directors by more than 5%.

Under the ROFR, the Company, certain stockholders and certain key holders agreed to a right of first refusal, a right of co-sale, exempted transfers, and a lock-up provision.

Under the VA, the Company, certain stockholders and certain key holders agreed to vote, or cause to be voted, certain shares owned by certain stockholders, or over which such stockholders have voting control, from time to time and at all times, in whatever manner as shall be necessary to ensure that the size of the Board shall be set and remain at five (5) directors. Specifically, (a) a certain stockholder has the right to designate, from time to time, an individual to serve as a Series A Director for so long as such stockholder continues to own beneficially at least 858,086 shares of Common Stock (including shares of Common Stock issued or issuable upon conversion of the Series A Preferred Stock), which number is subject to appropriate adjustment for any stock splits, stock dividends, combinations, recapitalizations and the like; (b) Abraham Kamarck has the right to designate, from time to time, two individuals to serve as the Common Directors, only for so long as Mr. Kamarck continues to own beneficially at least 103,750 shares of Common Stock, which number is subject to appropriate adjustment for any stock splits, stock dividends, combinations, recapitalizations and the like; and (c) two individuals not otherwise certain affiliates of the Company or of certain stockholders who are mutually acceptable to all of the other members of the Board, including the Series A Director, may be elected to the Board; provided further, that in each of the preceding instances of director election, no director elected pursuant thereto may be removed from office other than for cause unless (i) such removal is directed or approved by the affirmative vote of the persons, or of the holders of at least a majority of the shares of stock, entitled to designate such director or (ii) the person originally entitled to designate or approve such director is no longer so entitled to designate or approve such director. Also under the VA, the Company, certain stockholders and certain key holders agreed to a drag-along right, and an irrevocable proxy and power of attorney for certain matters.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity financings will dilute the ownership percentage that the Investor may eventually have in the Company.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any capital stock into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.


TAX MATTERS


EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons: None.

EXHIBIT B
Disclaimers

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN OUR COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN OUR COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*".

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. YOU SHOULD BE AWARE THAT YOU WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

YOU ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

PRIME TRUST LLC (THE "*ESCROW AGENT*"), THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING

OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause the Company's actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

DISCLAIMER OF TELEVISION, RADIO, PODCAST AND STREAMING PRESENTATION

The Company's officers may participate in the filming or recording of a various media and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "**Presentation**"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form-C. Accordingly, the statements made in the Presentation, unless reiterated in the Offering materials provided herein, should not be applied to the Company's business and operations as of the date of this Offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

EXHIBIT C
Financials



True Made Foods, Inc. (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2019 & 2020



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
True Made Foods, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2019 & 2020 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years and months then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
July 26, 2021

Vincenzo Mongio

**Statement of Financial Position**

	Year Ended December 31,	
	2020	**2019**
ASSETS		
Current Assets		
Cash and Cash Equivalents	424,774	828,748
Accounts Receivable	203,977	110,478
Prepaid Expenses	236,367	44,241
Inventory	769,347	386,542
Security Deposits	2,800	-
Undeposited Funds	26,297	-
Other Assets	15,373	14,683
Total Current Assets	1,678,934	1,384,693
Non-current Assets		
Furniture, Fixtures, and Computer Equipment, net of accumulated Depreciation	6,459	4,595
Total Non-Current Assets	6,459	4,595
TOTAL ASSETS	1,685,393	1,389,288
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	833,232	79,116
Convertible Notes Payable	500,000	5,741
PPP Loan	21,861	-
Other Liabilities	31,126	46,059
Total Current Liabilities	1,386,218	130,915
Long-term Liabilities		
Loan Payable	19,976	36,578
SBA Loan	151,900	-
Total Long-Term Liabilities	171,876	36,578
TOTAL LIABILITIES	1,558,094	167,493
EQUITY		
Common Stock	185	185
Preferred Stock	6,388	6,388
Treasury Stock	(60,161)	(91,800)
Additional Paid in Capital	6,591,759	6,591,759
Accumulated Deficit	(6,410,871)	(5,284,736)
Total Equity	127,300	1,221,796
TOTAL LIABILITIES AND EQUITY	1,685,394	1,389,289

Statement of Operations

	Year Ended December 31,	
	2020	**2019**
Revenue	1,779,993	711,151
Cost of Sales	1,462,028	802,753
Gross Profit	317,965	(91,602)
Operating Expenses		
Administrative Expenses	64,323	134,423
Compensation and Professional Fees	331,123	376,825
Consumer Marketing	466,071	394,478
Selling Expense	517,470	600,117
Travel & Entertainment	16,269	74,694
Total Operating Expenses	1,395,255	1,580,538
Operating Income	(1,077,290)	(1,672,140)
Other Income	34,319	31,600
Interest Expense	(73,251)	(844,012)
Other Expenses	(9,912)	(13,555)
Net Income	(1,126,135)	(2,498,106)

Statement of Cash Flows

	Year Ended December 31,	
	2020	**2019**
OPERATING ACTIVITIES		
Net Income	(1,126,135)	(2,498,106)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	9,527	4,117
Change for Non-Cash Items	(249,410)	-
Accounts Payable	754,116	241,063
Accrued Liabilities	31,040	(33,508)
Inventory	(412,575)	252,073
Accounts Receivable	93,499	(69,992)
Prepaid Expenses	(192,125)	(22,671)
Security Deposits	(2,800)	-
Accrued Interest	-	(282,337)
Other	41,002	122,242
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	72,275	210,986
Net Cash provided by Operating Activities	(1,053,860)	(2,287,120)
INVESTING ACTIVITIES		
Computer Equipment	(2,130)	-
Furniture & Fixtures	(5,145)	-
Net Cash provided by Investing Activities	(7,275)	-
FINANCING ACTIVITIES		
Convertible Note Payable	500,000	-
PPP Loan	21,861	-
SBA Loan	151,900	-
Other Debt Proceeds (payments)	(16,602)	26,695
Issuance of Shares	-	2,706,926
Net Cash provided by Financing Activities	657,159	2,733,620
Cash at the beginning of period	828,748	382,247
Net Cash increase (decrease) for period	(403,976)	446,501
Cash at end of period	424,772	828,748

Statement of Changes in Shareholder Equity

	Common Stock		Preferred Stock			Treasury Stock			
	# of Shares Amount	$ Amount	# of Shares Amount	$ Amount	APIC	# of Shares Amount	$ Amount	Accumulated Deficit	Total Shareholder Equity
Beginning Balance at 1/1/19	1,850,000	185			9,815	400,000	(91,800)	(2,786,630)	(2,868,430)
Issuance of Preferred Stock	-	-	21,621,868	2,162	2,322,852	-	-	-	2,325,014
Cost of Issuance	-	-	-	-	(99,565)	-	-	-	(99,565)
Conversion of Debt to Preferred Stock	-	-	42,261,255	4,226	3,631,509	-	-	-	3,635,735
Interest Expense for Converted Debt	-	-	-	-	727,147	-	-	-	727,147
Net Loss	-	-	-	-	-	-	-	(2,498,106)	(2,498,106)
Ending Balance 12/31/2019	1,850,000	185	63,883,123	6,388	6,591,759	400,000	(91,800)	(5,284,736)	1,221,796
Treasury Stock Purchase	-	-	-	-	-	-	-	-	-
Repurchase of Stock	(137,500)	-	-	-	-	137,500	(14,365)	-	(14,365)
Adjustment to Repurchase Price of Stock	-	-	-	-	-	-	46,004	-	46,004
Net Loss	-	-	-	-	-	-	-	(1,126,135)	(1,126,135)
Ending Balance 12/31/2020	1,712,500	185	63,883,123	6,388	6,591,759	537,500	(60,161)	(6,410,871)	127,300

True Made Foods, Inc
Notes to the Unaudited Financial Statements
December 31st, 2020
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

True Made Foods, Inc ("the Company") was formed in Delaware on March 22nd, 2015. The Company sells no sugar and low sugar condiments. The Company's headquarters are in Alexandria, Virginia. The company began operations in 2015.

The Company will conduct a crowdfunding campaign under regulation CF in 2021 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606,"Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, the Company recognizes revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The Company generates revenues by selling low sugar and no sugar condiments. The Company's payments are generally collected on net 30 terms.

Inventory

Inventories are stated at the lower of cost or market value. Cost is determined by the first-in, first out (FIFO) method.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2020.

A summary of the Company's property and equipment is below.

Property Type	Useful Life (in years)	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/20
Computer Equipment	3	2,426	(1,023)	-	1,403
Furniture & Fixtures	3	13,560	(8,504)	-	4,056
Grand Total	**-**	**15,986**	**(9,527)**	**-**	**6,459**

Accounts Receivable

Trade receivables from wholesale customers are uncollateralized customer obligations due under normal trade terms, primarily requiring pre-payment before services are rendered. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the financial strength of its customers. As a result, the Company believes that its accounts receivable credit risk exposure is limited and it has not experienced significant write-downs in its accounts receivable balances. As of December 31, 2020 and 2019, the Company had $212,627 and $142,506 in accounts receivable.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity based compensation - ASC 718-10-50

The Company has a 2015 share-based compensation plan (the "2015 Plan") which permits the grant or option of shares to its employees for up to 1,250,000 shares of common stock. The Company believes that such awards will help the Company attract, retain and motivate its management and other persons, including officers, directors, key employees and certain consultants, will encourage and reward such persons' contributions to the performance of the Company and will align their interests with the interests of the Company's stockholders.

As of December 31, 2020 and 2019, 2,662,797 and 282,813 stock options had vested, respectively. There was nominal fair value associated with the issuance of these options. The fair value of each option award is estimated on the date of grant using a Black Scholes option-pricing model. The company uses the average volatility of peer companies to estimate expected volatility. The Company uses the average of the vesting and term of the option to estimate the expected term. The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant. Forfeitures are accounted for as they occur. As of December 31, 2020, 189,583 stock options were cancelled due to forfeitures. The expected dividend yield is zero based on the Company not anticipating to pay dividends in the foreseeable future. Below are the Black Scholes factors utilized by management:

Exercise price $ 0.261
Fair value share price 0.261
Expected volatility 31.0%
Expected term 3.00 years
Expected dividend rate 0.00%
Risk-free rate 2.78%
Fair value per share option $ 0.064

Stock option activity for the years ended December 31, 2020 and 2019 was as follows:

Share-Based Compensation Summary of Stock Option Activity	**Years Ending December 31,**	
	2020	**2019**
Outstanding at beginning of period	450,000	775,000
Granted	9,129,594	0
Exercised	0	0
Forfeited, unvested	0	257,292
Forfeited, vested	0	67,708
Outstanding at end of period	9,579,594	450,000
Expected to vest	3,033,630	91,146
Exercisable at end of period	3,083,630	282,813

<u>Income Taxes</u>

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is no income tax provision for the Company for the year ending December 31, 2020 as it incurred a taxable loss. In addition, there is a 100% valuation allowance against the net operating losses generated by the Company at December 31, 2020. The Company is taxed as a "C" Corporation.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2020, the unrecognized tax benefits accrual was zero. The Company will recognize future accrued interest and penalties related to unrecognized tax benefits in income tax expense if incurred.

<u>Recent accounting pronouncements</u>

In February 2019, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2018, FASB amended ASU No. 2018-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

NOTE 5 – DEBT

Convertible Notes

The Company has entered into several convertible note agreements for the purposes of funding operations. All notes were converted in 2019 into 42,261,255 shares of preferred stock with a par value of $0.0001 for $4,226.

The $500k in convertible notes as of December 31st, 2020 were converted into shares of Company stock.

Loans

On June 18, 2020, the Company entered into a Small Business Administration (SBA) loan agreement for $150,000 with an interest rate of 3.75% and a maturity date of June 18, 2050. This loan is secured by all tangible and intangible personal property. The balance of this loan was $150,000 as of December 31, 2020.

In 2019, the Company entered into a loan agreement for $50,000 with an interest rate of 3% and maturity date in 2049. This loan is secured by tangible and intangible personal property. The balance of this loan was $36,578 and $19,976 as of December 31, 2019 and 2020, respectively.

Paycheck Protection Program (PPP) Loan

On April 21, 2020, the Company entered into a PPP loan for $21,861 with an interest rate of 1% and maturity date of April 21, 2022. This loan is not secured and was forgiven subsequent to the date of these financials in April 2021.

Debt Principal Maturities 5 Years Subsequent to 2020

Year	Amount
2021	-
2022	-
2023	-
2024	-
2025	-
Thereafter	169,976

NOTE 6 – EQUITY

The Company has authorized 206,000,000 shares of common stock with a par value of $0.0001 per share. 1,850,000 and 1,712,500 shares were issued and outstanding as of 2019 and 2020 respectively .

The Company has authorized 93,500,000 shares of preferred stock with a par value of $0.0001. As of December 31, 2020 and 2019, the Company had 63,833,123 shares of preferred stock issued and outstanding.

As of December 31, 2020, the Company had outstanding warrants to purchase 5,222,635 shares of common stock and 7,206,570 shares of Series A preferred stock. The outstanding warrants to purchase 175,000 shares of common stock for a purchase price of $0.60 per share, 1,729,678 shares of common stock at a purchase price of $0.03 per share, 3,317,957 shares of common stock at a purchase price of $0.11 per share, and 7,206,570 shares of preferred stock at a purchase price of $0.32 per share.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2020 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through July 26, 2021, the date these financial statements were available to be issued.

Series A2 Preferred Equity Placement – The Company raised $1,377,999 via the issuance of series A2 shares from March to May 2021.

Partnership with logistic and financing relationship ended which results in $620,000 of open accounts payable which are included in these financials. Inventory has not been written down for the amount which is located within facilities not available to the company. The estimation of inventory loss is $289,000

Crowdfunded Offering - the Company is offering (the "Crowdfunded Offering") up to $1,070,000 in Simple Agreements for Future Equity (SAFEs). The Company is attempting to raise a minimum amount of $25,000 in this offering and up to $1,070,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

The Crowdfunded Offering is being made through Open Deal Portal LLC (the "Intermediary" aka "Republic" or "Republic.co"). The Intermediary will be entitled to receive a 6% commission fee and 2% of the securities issued in this offering.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses every year since inception and may continue to generate losses.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs (see Note 7). No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

Since December 31, 2020 the spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods. Note: this disclosure assumes there is no significant doubt about the entity's ability to continue as a going concern.

EXHIBIT D

Offering Page found on Intermediary's Portal.





Republic

Company Name True Made Foods



Logo

Headline All-natural, no-sugar condiments made from real vegetables



Hero Image

CUT THE SUGAR
KEEP THE FLAVOR
TRUE MADE FOODS
VEGGIE KETCHUP
NO SUGAR ADDED, EVER
TOMATOES, CARROTS, SQUASH, AND SPINACH
TRUE MADE FOODS
VEGGIE KETCHUP
LESS SUGAR
TOMATOES, CARROTS, SQUASH, AND SPINACH

Tags Veteran Founders, Food, B2B, B2B2C, $1M+ raised, $1M+ revenue, Coming soon, Venture-backed, Startups

Pitch text

Summary

- Available in 5K+ stores across the U.S., including Kroger and Whole Foods
- $2M+ in gross sales in 2020 | $1M+ in gross sales YTD APR2021
- 120% YoY growth
- 97% ranked us "Excellent" or "Good" when sampled by over 6,000 moms
- $4M+ in funding to date from prominent investors

- Veteran-owned and operated
- Official Ketchup of the Boston Red Sox and Washington Nationals

Problem

Conventional condiments are loaded with sugar

Some of our favorite condiments—ketchup, BBQ sauce and sriracha—are the biggest sources of hidden sugar. In fact, they are likely to be the most sugar-dense products in the average refrigerator. Each of these standard sauces has more sugar per ounce than ice cream, and most BBQ sauces have more sugar per serving than a glazed donut! This poses a huge problem for many families: the kitchen staples we use in our family dinners, backyard barbecues and at our ballparks are actively making America sicker and fatter.


100% FLAVOR
0% SUGAR
THE COMPARISON IS CLEAR
SUGAR
SUGAR
SUGAR
SUGAR
VS
SPINACH
CARROT
BUTTERNUT SQUASH
APPLE
TOMATO
LEADING BRAND
TRUE MADE FOODS

Solution

Real flavor from real veggies

True Made Foods replaces refined sugars with real veggies and fruit. We are founded on a simple philosophy: cut the refined and artificial ingredients out of your condiments, and replace them with real produce. We bring kid-approved flavors to your backyard barbecue turning empty-calorie condiments into nutrient-dense, paleo superfoods. Our goal is to make family dinners, backyard barbecues and trips to the ballpark fun and healthy again, and not a guilt-ridden compromise.

We aren't just another sauce.

We are the flavor of a modern America.



Product

Good food, made true

We now offer a line of veggie-sweetened ketchups, regional
style BBQ sauces, sriracha, mustards and hot sauces. They are Whole30 and paleo certified, keto approved, vegan, non-GMO and gluten free. We cut the sugar, but kept the flavor. Our recipes honor family recipes that use root veggies, and we never use artificial or refined sweeteners, ever.

We are also now the official Ketchup, Mustard and BBQ Sauce of the Boston Red Sox and Washington Nationals!



Red Sox! The Nationals!

True Made Foods is the official condiment for the Red Sox, and we are also the exclusive brand for our hometown team, The Nationals!

Nationals Park integrated new, no-touch technology in their pumps, dishing our our veggie-sweetened condiments safely and quickly.


TRUE MADE FOODS
AMERICA'S BASICS MADE BETTER
NO SUGAR
VETERAN OWNED
BRINGING BBQ BACK TO ITS ROOTS
SWEETENED WITH FRUITS & VEGGIES
KETCHUP
YELLOW MUSTARD
HOT SAUCE
KANSAS CITY

Traction

Over $2M gross sales in 2020

Our products are now **available in over 5,000 stores** across the U.S., including Kroger, Walmart, Sprouts, and Whole Foods. We are the fastest growing ketchup in the U.S., and the #1 non-private label brand in the Kroger NF Condiment category. In 2020, our top line sales grew 120% YoY. Our grocery sales grew 175% YoY.

In 2021, we launched food service sales on the back of **a three year exclusive contract with the Boston Red Sox**. In 2020, Food Service sales were 2% of total sales (YTD). And in 2021, Food Service sales are now 10% of total sales in 2021 (YTD through 30APR21), and the majority of growth to come in H2, when our $ sales from retail usually dip because of seasonality. Our baseball contracts speak to our potential to be the next iconic American food brand.

Over $1M in sales YTD as of MAY 1st , 2021

We have already broken $1M in sales for the year (2021) and have seen record sales months in March and April. *We are now the fastest growing ketchup brand in the United States.*

True Made Foods is coming out of the COVID-era stronger than almost all brands our size.

Our success this year speaks to the strength of our business, the wide appeal of our brand, and our potential for extreme growth. Our brand and products are approachable and can compete with conventional brands on taste. We see success in both natural channels like Whole Foods and Sprouts and conventional channels like Kroger and Safeway.



Customers

We can replace Heinz

We asked over 6,000 moms to try our ketchup, and here's what
they said:



Since sampling, 80% of these moms started purchasing our ketchup and 54% bought other True Made Foods products.
The #1 reason for not purchasing was that they "could not find the ketchup" in their favorite store. We found that **87% of these moms
were Heinz purchasers before trying True Made Foods.**

Our incredible repurchase rate and high ratings among our core demographic, plus our adoption by mainstream outlets like the
Boston Red Sox, suggest our ability to be a true disruptor on shelf.

Business Model

Successful retail model and growing online presence

We employ a traditional CPG business model, using distributors and selling direct to larger chains like Kroger and Walmart. We are also developing our online channels, and plan to significantly increase online sales in 2021 as we partner with a national micro-fulfillment agency. Lastly, as mentioned before, we are using the Red Sox contract to launch into food service, which, traditionally, is twice the size of the retail market for condiments.

Gross Margins (YTD 2020)

- average product margin is 42%
- average gross margin after shipping/handling is 36%
- average net margin after trade spend is 18%
- We reduced our packaging cost on our ketchup by 50% from 2019 to 2020
- We currently spend 20% on trade spend annually
- We expect to see gross margins (after s/h) grow to +40% in 2021 through lower toll and packaging costs and higher volume shipping (creating lower costs per product).
- Freight is currently 5% of total sales, our goal is 2-3%
- We also expect to see trade spend decrease as a % of total sales as we grow. More mature companies in our categories spend approximately 10% annually on trade spend.

Market

We're taking over a $30B global condiment market

Like many food categories, the future of condiments is moving towards healthy, sugar-free alternatives.

We plan to use the capital raised here to help us expand into food service in the second-half of 2021. The food service condiment space is three times the size of the retail market in the United States. And, we believe it acts as an ideal marketing platform for our products, because our brand is so exposed as a front-of-the-house category.

In retail, we are currently experiencing **100%+ year-over-year growth** and we have been able to earn over **$5MM in gross sales in four years on the market**. Our velocities are increasing monthly. In Kroger and Whole Foods, our velocities have steadily increased since launch.

Graph below is weekly scanned unit sales in Kroger Banners since our in-store launch from May 2020 to Feb 2021.



Competition

No one does what we do

True Made Foods is healthier than the "healthy" brands, better tasting than the conventional brands, and a truly authentic brand with wide appeal.

Some of America's favorite condiments are also some of the biggest sources of hidden sugar. But unfortunately, if you have kids, these condiments are staples at dinner and family cookouts.

Our mission is simple: **help busy families cut refined and artificial sweeteners out, and pour on veggie-fueled goodness instead.**

Our resilience and increased sales growth during COVID above the category, demonstrates our wide appeal and approachable branding. We are America's Ketchup.


HEALTHY BRANDS
MAINSTREAM BRANDS
TESSEMAE'S
HEINZ
TRUE MADE FOODS
RUFUS TEAGUE
"We're Talkin' Serious"
Bone Suckin' Sauce.
PRIMAL KITCHEN
STONEWALL KITCHEN
AUTHENTIC BRANDS
WE ARE AMERICA'S KETCHUP
THE ONLY AUTHENTIC BRAND

Vision

Remaking it right

We are out to create a world where people can enjoy their favorite foods, guilt-free and without compromise.

We started by revolutionizing America's favorite iconic condiments with the sweetness of real fruits and vegetables instead of sugar. Now there's no negotiation or compromise at the dinner table, the backyard barbecue, or the ballpark, just extra veggies hidden in crave-able goodness.

We want to be the next great American food company and completely take over the categories we are currently operating in.

But in the short-term, our goal is to grow True Made Foods to +$10MM in annual sales in the next two years (by EOY 2022) and +$100MM in annual sales by 2026.

Our strategic plan is to focus on distribution and velocity growth in conventional and natural grocery channels in 2021 and 2022, while also expanding into food service.

We plan to close contracts with 10x colleges and universities by the end of 2021.

In 2021, we launched 1,000 new placements in banners like Safeway, Stop & Shop and Harris Teeter. In 2022, we plan to expand into Target, HEB and Publix.

In 2023, we plan to expand into club channels (e.g. Costco).

We also plan to use True Made Foods as a brand platform and expand into complimentary categories once we are established in our current categories and over $10MM in sales.

Investors

We've raised $2.3M in funding to date

We are seeking growth capital to help us further scale our business. Capital raised here on Republic will be used to increase our marketing budget and help us build food service sales on the back of our Red Sox contract. In 2020, we grew year-on-year velocities *($ sales per store)* by 40% without any marketing budget. Imagine what we could do with your support.

Our other prominent investors include SOSV, Siddhi Capital,
Black Jay Investments, Veteran Capital, and the New York Angels. We are also supported by the FOOD-X accelerator.


BE A PART OF THE FUTURE
OUR INVESTORS
BLACK JAYS INVESTMENTS
SOSV THE ACCELERATOR VC
FOOD-X
SIDDHI CAPITAL
New York Angels
VETERAN CAPITAL

Founders

Meet Abe.

True Made Foods was founded by Abe Kamarck, a Navy Veteran and father of four. Abe and his wife are both Veterans and former athletes, and they knew the importance of their kids eating healthy veggies and avoiding sugar. However, one product persisted to be part of their weekly dinners: ketchup. Abe was not a fan of ketchup, knowing it had more sugar per ounce than ice cream, but he couldn't get his kids to give it up... so, he made a better one.

Abe had grown up making pasta sauce with his Sicilian mother who always used carrots as the sweetener. He wondered—couldn't that process also work for ketchup? Turns out, it does.

Meet our Pitmaster.

Known as "The Pitmaster" in barbecue circles, Ed Mitchell has been cooking traditional whole-hog barbecue since he was a teenager in Wilson, NC. When his father became ill, Ed returned to Wilson to help his mom in the family store. By accident they started selling their family-recipe whole hog BBQ and ended up launching a BBQ revolution. ***The Southern Food Alliance hailed Ed's 'Cue as the most authentic in the South***. And in 2000, Peter Kaminsky, author of Pig Perfect, introduced Ed to the superior taste of free-ranging pigs raised on traditional foods. Ed was convinced that this was the taste of his youth he'd been searching for, and worked with local Universities to encourage the growth of pasture raised hogs. In 2017, Ed and his son, Ryan, turned down larger food brands to partner with True Made Foods, because as a pre-diabetic, Ed became concerned with the amount of sugar that has leaked into our diets and how it was affecting his community and Ryan, a former college athlete, believed in the mission of turning BBQ into a superfood. Ed and Abe are both veterans and both share a passion for better food and the preservation of our culinary traditions.



Team

	Abraham Kamarck	CEO & Founder	Abe is a former US Navy Helicopter Pilot and a London Business School MBA.
	Ryan Mitchell	Co-Founder & Pitmaster	Ryan is the son of legendary Pitmaster Ed Mitchell.
	Vanessa Jaikaran	Dir. Field Marketing	Vanessa is a graduate of the Institute of Culinary Education and has over ten years food marketing experience.
	Steven Finn	Board Member	GP and Co-Founder at Siddhi Capital
	Brian Durst	Board Member	CEO & President at Tribe9 Foods
	Sherri Merrill	Director of Operations	Sherri has over 20 years experience in Operations Management and came to True Made Foods from Bob's Red Mill.

Perks

$100	Pack of Free Bottle Coupons
$500	Pack of Free Bottle Coupons True Made Foods T-Shirt
$1,000	Pack of Free Bottle Coupons True Made Foods T-Shirt Pitmaster Trucker Cap
$5,000	Pack of Free Bottle Coupons True Made Foods T-Shirt "Pitmaster" Trucker Cap BBQ Meal for four from the Legendary Pitmaster Ed Mitchell mailed to you via GoldBelly
$10,000	Pack of Free Bottle Coupons True Made Foods T-Shirt "Pitmaster" Trucker Cap BBQ Meal for eight from the Legendary Pitmaster Ed Mitchell mailed to you via GoldBelly.
$25,000	Pack of Free Bottle Coupons True Made Foods T-Shirt "Pitmaster" Trucker Cap BBQ Meal for eight from the Legendary Pitmaster Ed Mitchell mailed to you via GoldBelly 2x Boston Red Sox Tickets for one (1) game
$50,000	Pack of Free Bottle Coupons True Made Foods T-Shirt "Pitmaster" Trucker Cap BBQ Meal for eight from the Legendary Pitmaster Ed Mitchell mailed to you or in-person 4x Boston Red Sox Tickets for one (1) game
$100,000	Pack of Free Bottle Coupons True Made Foods T-Shirt "Pitmaster" Trucker Cap In-person catered BBQ Event (max 50 people) from the Legendary Pitmaster Ed Mitchell. 10x Boston Red Sox Tickets for the 2021 or 2022 Season

FAQ

How do I earn a return?	We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here.

EXHIBIT E
Form of Security

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

TRUE MADE FOODS, INC.

Crowd SAFE
(Crowdfunding Simple Agreement for Future Equity)

Series 2021

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**", and together with all other Series 2021 Crowd SAFE holders, "**Investors**") of $[________] (the "**Purchase Amount**") on or about [Date of Crowd SAFE], True Made Foods, Inc., formerly known as "True Foods, Inc.", a Delaware corporation (the "**Company**"), hereby issues to the Investor the right to certain shares of the Company's Capital Stock (defined below), subject to the terms set forth below.

The "**Discount**" is 10%.

The "**Valuation Cap**" is $11,000,000.

See Section 2 for certain additional defined terms.

1. ***Events***

(a) **Equity Financing**.

(i) If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("**First Equity Financing**"), the Company shall promptly notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the First Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the applicable Conversion Price (such applicable Conversion Price, the "**First Equity Financing Price**").

(ii) If the Company elects to continue the term of this Crowd SAFE past the First

Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in accordance with Sections 1(b)-(d) (each, a "**Subsequent Equity Financing**"), the Company shall promptly notify the Investor of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Investor's Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the Subsequent Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the First Equity Financing Price.

(iii)   If the Investor fails to complete, execute and deliver any reasonable or necessary information and documentation requested by the Company or the Intermediary in order to effect the conversion of this Crowd SAFE, as contemplated in this Section 1(a), within thirty (30) calendar days of receipt of notice (whether actual or constructive) from the Company of the closing of the First Equity Financing, or Subsequent Equity Financing, as applicable, and of the Company's decision to convert this Crowd Safe to Capital Stock, then the Investor shall only be eligible to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below), and the Company shall keep a record of the cash payment that the Investor is entitled to claim; provided, that any unclaimed cash payment amount shall be subject to applicable state escheatment laws. If there are not enough funds to pay the Investor and holders of other Crowd SAFEs that failed to act as required herein (collectively, the "**Cash-Default Investors**") in full, then all of the Company's available funds will be allocated with equal priority and pro rata among the Cash-Default Investors to claim in proportion to their Purchase Amounts.

(b)   **Liquidity Event**.

(i)   If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below) or (2) to receive from the Company a number of shares of Common Stock equal to the Purchase Amount (or a lesser amount as described below) divided by the Liquidity Price.

(ii)   If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below) or (2) to receive from the Company a number of shares of the most recent issued Capital Stock (whether Preferred Stock or another class issued by the Company) equal to the Purchase Amount divided by the First Equity Financing Price. Shares of Capital Stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of Capital Stock issued in connection with the Company's most recent Equity Financing.

(iii)   If there are not enough funds to pay the Investor and holders of other Crowd SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts. In connection with this Section 1(b), the Purchase Amount (or a lesser amount as described below) will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event.

Notwithstanding Sections 1(b)(i)(2) or 1(b)(ii)(2), if the Company's board of directors determines in good faith that delivery of Capital Stock to the Investor pursuant to Section 1(b)(i)(2) or Section 1(b)(ii)(2) would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such Capital Stock, as determined in good faith by the Company's board of directors.

If the Investor fails to (i) complete, execute and deliver any reasonable or necessary information and documentation requested by the Company or the Intermediary in order to effect the conversion of this Crowd SAFE or (ii) notify Company of its selection to receive the cash payment or shares of the most recently issued Capital Stock, as contemplated in this Section 1(b), within thirty (30) calendar days of receipt of notice (whether actual or constructive) from the Company of such Liquidity Event, then the Investor shall only be eligible to receive the cash payment option, and the Company shall keep a record of the cash payment contemplated in Section 1(b) that the Investor is entitled to claim; provided, that any unclaimed cash payment amount shall be subject to applicable state escheatment laws.

(c)   **Dissolution Event**. If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), subject to the preferences applicable to any series of Preferred Stock, the Company will distribute its entire assets legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) and all holders of Common Stock.

(d)   **Termination**. This instrument will terminate (without relieving the Company or the Investor of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of shares, whether in Capital Stock or in the CF Shadow Series, to the Investor pursuant to Section 1(a) or Section 1(b); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Sections 1(b) or 1(c).

2. *Definitions*

"**Capital Stock**" means the capital stock of the Company, including, without limitation, Common Stock and Preferred Stock.

"**CF Shadow Series**" shall mean a non-voting series of Capital Stock that is otherwise identical in all respects to the shares of Capital Stock (whether Preferred Stock or another class issued by the Company) issued in the relevant Equity Financing (e.g., if the Company sells Series A Preferred Stock in an Equity Financing, the Shadow Series would be Series A-CF Preferred Stock), except that:

(i)   CF Shadow Series shareholders shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company;

(ii)   Each of the CF Shadow Series shareholders shall enter into a proxy agreement, in the form of Exhibit A attached hereto, appointing the Intermediary or its designee as its irrevocable proxy with respect to any matter to which CF Shadow Series shareholders are entitled to vote by law. Entering into such proxy agreement is a condition of receiving CF Shadow Shares and such agreement provides that the Intermediary or its designee will vote with the majority of the holders of the relevant class of the Company's Capital Stock on any matters to which the proxy agreement applies; and

(iii)   CF Shadow Series shareholders have no information or inspection rights, except with respect to such rights deemed not waivable by laws.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Common Stock**" means common stock, par value $0.0001 per share, of the Company.

"**Conversion Price**" means either: (i) the SAFE Price or (ii) the Discount Price, whichever calculation results in a greater number of shares of Capital Stock.

"**Discount Price**" means the product of (i) the price per share of Capital Stock sold in an Equity Financing and (ii) 100% less the Discount.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "Bankruptcy Code"), or (iv) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Company of its Equity Securities to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $5,000,000 cash or cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any SAFEs issued.

"**Fully Diluted Capitalization**" shall mean the aggregate number, as of immediately prior to the First Equity Financing, of issued and outstanding shares of Capital Stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible Preferred Stock and all outstanding vested or unvested options or warrants to purchase Capital Stock, but excluding (i) the issuance of all shares of Capital Stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Intermediary**" means OpenDeal Portal LLC, a registered securities crowdfunding portal CRD#283874, or a qualified successor.

"**IPO**" means: (A) the completion of an underwritten initial public offering of Capital Stock by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the

United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Company's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Company.

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Capital Stock reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; (iii) convertible promissory notes; and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Liquidity Event**" means a Change of Control or an IPO.

"**Liquidity Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Stock**" means the preferred stock of the Company.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**SAFE**" means any simple agreement for future equity (or other similar agreement), including a Crowd SAFE, which is issued by the Company for bona fide financing purposes and which may convert into Capital Stock in accordance with its terms.

"**SAFE Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Fully Diluted Capitalization.

3. *Company Representations*

(a)   The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)   The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c)　　The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d)　　No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of CF Shadow Series issuable pursuant to Section 1.

(e)　　The Company shall, prior to the conversion of this instrument, reserve from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this instrument, such number of shares of the Capital Stock as necessary to effect the conversion contemplated by this instrument, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the Capital Stock issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f)　　The Company is (i) not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act, (ii) not an investment company as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**"), and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under Section 4(a)(6) of the Securities Act due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(g)　　The Company has, or will shortly after the issuance of this instrument, engage a transfer agent registered with the U.S. Securities and Exchange Commission to act as the sole registrar and transfer agent for the Company with respect to the Crowd SAFE.

(h)　　The Company is (i) not required to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**"), (ii) not an investment company as defined in section 3 of the Investment Company Act of 1940, and is not excluded from the definition of investment company by section 3(b) or section 3(c) of such Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under §4(a)(6) due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

4. *Investor Representations*

(a)   The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)   The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c)   The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d)   The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e)   The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to purchase this instrument, the Investor is not relying on the advice or recommendations of the Company or of the Intermediary and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f)   The Investor understands and acknowledges that as a Crowd SAFE investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g)   The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h)   The Investor is not (i) a citizen or resident of a geographic area in which the purchase or holding of the Crowd SAFE and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. Investor hereby represents and agrees that if Investor's country of residence or other circumstances change such that the above representations are no longer accurate, Investor will immediately notify Company. Investor further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Crowd SAFE or the underlying securities to a party subject to U.S. or other applicable sanctions.

(i)   If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation, subscription and payment for, and continued ownership of, its beneficial interest in the Crowd SAFE and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction, including (i) the legal requirements within its jurisdiction for the subscription and the purchase of its beneficial interest in the Crowd SAFE; (ii) any foreign exchange restrictions applicable to such subscription and purchase; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of its beneficial interest in the Crowd SAFE and the underlying securities. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to the Crowd SAFE (and the Investor's beneficial interest therein) and the underlying securities.

(j)   If the Investor is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this Crowd SAFE; (ii) the execution, delivery and performance by the Investor of the Crowd SAFE is within the power of the Investor and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the Investor, it is not in violation of its current charter or bylaws, any material statute, rule or regulation applicable to the Investor; and (iv) the performance the Crowd SAFE does not and will not violate any material judgment, statute, rule or regulation applicable to the Investor; result in the acceleration of any material indenture or contract to which the Investor is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Purchase Amount.

(k)   **THE INVESTOR FURTHER ACKNOWLEDGES THAT IT HAS READ, UNDERSTOOD, AND HAD AMPLE OPPORTUNITY TO ASK COMPANY QUESTIONS ABOUT ITS BUSINESS PLANS, "RISK FACTORS," AND ALL OTHER INFORMATION PRESENTED IN THE COMPANY'S FORM C AND THE OFFERING DOCUMENTATION FILED WITH THE SEC.**

(L)   **THE INVESTOR REPRESENTS THAT THE INVESTOR UNDERSTANDS THE SUBSTANTIAL LIKELIHOOD THAT THE INVESTOR WILL SUFFER A <u>TOTAL LOSS</u> OF ALL CAPITAL INVESTED, AND THAT INVESTOR IS PREPARED TO BEAR THE RISK OF SUCH TOTAL LOSS.**

5. *Transfer Restrictions*.

(a)   The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise.

(b)   The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c)   In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the shares or securities of the Company held by every other person subject to the restriction contained in Section 5(a)):

> THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)   Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in Section 4 and the undertaking set out in Section 5(a) and:

(i)   There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii)   The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such shares under the Securities Act.

(e)   The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(f)   The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd SAFE and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

> THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6.   *Miscellaneous*

(a)   The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd SAFEs.

(b)   Any provision of this instrument may be amended, waived or modified only upon the written consent of either (i) the Company and the Investor, or (ii) the Company and the majority of the Investors (calculated based on the Purchase Amount of each Investors Crowd SAFE).

(c)   Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(d)   The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

(e)   Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(f)　　In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(g)　　All securities issued under this instrument may be issued in whole or fractional parts, in the Company's sole discretion.

(h)　　All rights and obligations hereunder will be governed by the laws of the State of Delaware, without regard to the conflicts of law provisions of such jurisdiction.

(i)　　Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be within fifty miles of the Company's principal place of business. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(j)　　The parties acknowledge and agree that for United States federal and state income tax purposes this Crowd SAFE is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this Crowd SAFE consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(k)　　The Investor agrees any action contemplated by this Crowd SAFE and requested by the Company must be completed by the Investor within thirty (30) calendar days of receipt of the relevant notice (whether actual or constructive) to the Investor.

(*Signature page follows*)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

TRUE MADE FOODS, INC. (FORMERLY KNOWN AS "TRUE FOODS, INC.")

By:
Name: Abraham Kamarck
Title: Chief Executive Officer
Address: 5810 Kingstowne Center, Suite 120, #430, Alexandria, VA, 22315
Email: abraham@truefoods.me

INVESTOR:
By:
Name:

Exhibit A – CF Shadow Share Proxy

Irrevocable Proxy

Reference is hereby made to a certain Crowdfunding Simple Agreement for Future Equity (the "***Crowd SAFE***") dated [Date of Crowd SAFE] between True Made Foods, Inc., formerly known as "True Foods, Inc.", a Delaware corporation (the "***Company***") and [Investor Name] ("***Stockholder***"). Capitalized terms used but not defined herein shall have the respective meanings ascribed thereto in the Crowd SAFE. In connection with a conversion of Stockholder's investment in the Crowd SAFE into Capital Stock of a CF Shadow Series (as defined in the Crowd SAFE) pursuant to the Crowd SAFE, the Stockholder and OpenDeal Portal LLC (the "***Intermediary***") as another holder of Capital Stock of a CF Shadow Series hereby agree as follows:

1) **Grant of Irrevocable Proxy**.

    a) With respect to all of the shares of Capital Stock of CF Shadow Series owned by the Stockholder as of the date of this Irrevocable Proxy or any subsequent date (the "***Shares***"), Stockholder hereby grants to Intermediary an irrevocable proxy under Section 212 of the Delaware General Corporation Law to vote the Shares in any manner that the Intermediary may determine in its sole and absolute discretion. For the avoidance of doubt, the Intermediary, as the holder of the irrevocable proxy (rather than the Stockholder) will vote the Shares with respect to all shareholder meetings and other actions (including actions by written consent in lieu of a meeting) on which holders of Shares may be entitled to vote. The Intermediary hereby agrees to vote all Shares consistently with the majority of the shares on which the CF Shadow Series is based. This proxy revokes any other proxy granted by the Stockholder at any time with respect to the Shares.
    b) The Intermediary shall have no duty, liability or obligation whatsoever to the Stockholder arising out of the Intermediary's exercise of this irrevocable proxy. The Stockholder expressly acknowledges and agrees that (i) the Stockholder will not impede the exercise of the Intermediary's rights under this irrevocable proxy and (ii) the Stockholder waives and relinquishes any claim, right or action the Stockholder might have, as a stockholder of the Company or otherwise, against the Intermediary or any of its affiliates or agents (including any directors, officers, managers, members, and employees) in connection with any exercise of the irrevocable proxy granted hereunder.
    c) This irrevocable proxy shall expire as to those Shares on the earlier of (i) the date that such Shares are converted into Common Stock of the Company or (ii) the date that such Shares are converted to cash or a cash equivalent, but shall continue as to any Shares not so converted.

2) **Legend**. The Stockholder agrees to permit an appropriate legend on certificates evidencing the Shares or any transfer books or related documentation of ownership reflecting the grant of the irrevocable proxy contained in the foregoing Section 1.

3) **Representations and Warranties**. The Stockholder represents and warrants to the Intermediary as follows:

    a) The Stockholder has all the necessary rights, power and authority to execute, deliver and perform his obligations under this Irrevocable Proxy. This Irrevocable Proxy has been duly executed and delivered by the Stockholder and constitutes such Stockholder's legal and valid obligation enforceable against the Stockholder in accordance with its terms.

    b)   The Stockholder is the record owner of the Shares listed under the name on this Appendix A and the Stockholder has plenary voting and dispositive power with respect to such Shares; the Stockholder owns no other shares of the capital stock of the Company; there are no proxies, voting trusts or other agreements or understandings to which such Stockholder is a party or bound by and which expressly require that any of the Shares be voted in any specific manner other than pursuant to this irrevocable proxy; and the Stockholder has not entered into any agreement or arrangement inconsistent with this Irrevocable Proxy.

4) **Equitable Remedies**. The Stockholder acknowledges that irreparable damage would result if this Irrevocable Proxy is not specifically enforced and that, therefore, the rights and obligations of the Intermediary may be enforced by a decree of specific performance issued by arbitration pursuant to the Crowd SAFE, and appropriate injunctive relief may be applied for and granted in connection therewith. Such remedies shall, however, not be exclusive and shall be in addition to any other remedies that the Intermediary may otherwise have available.

5) **Defined Terms.** All terms defined in this Irrevocable Proxy shall have the meaning defined herein. All other terms will be interpreted in accordance with the Crowd SAFE.

6) **Amendment**. Any provision of this instrument may be amended, waived or modified only upon the written consent of the (i) the Stockholder and (ii) the Intermediary.

7) **Assignment**.

    a)   In the event the Stockholder wishes to transfer, sell, hypothecate or otherwise assign any Shares, the Stockholder hereby agrees to require, as a condition of such action, that the counterparty or counterparties thereto must enter into a proxy agreement with the Intermediary substantially identical to this Irrevocable Proxy.

    b)   The Intermediary may transfer its rights as Holder under this instrument after giving prior written notice to the Stockholder.

8) **Severability**. In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

INVESTOR:	**INTERMEDIARY:**
By:	By:
Name:	Name: Authorized Signatory, OpenDeal Portal LLC d/b/a Republic
Date	Date

EXHIBIT F
Video Transcript

Title Slide: Cut the Sugar. Keep the Flavor.

Intro Slide: True Made Foods. America's Basics Made Better

Narrator: Do you like Ketchup?

Kid: Yes, I like it on a lot of things.

Narrator: We asked kids to try our ketchup

Kid: It's very good

Narrator: Do you like butternut squash?

Kid: Ewww. No!

Narrator: Do you like spinach?

Kid: Ewww. Yuk.

Narrator: Did you know that these veggies are in the ketchup?

Kid: What??

Narrator: Would you still eat it?

Kid: Mmm hmmm (eating the ketchup)

End Slide: True Made Foods. America's Basics Made Better

EXHIBIT G
"Testing the Waters" Material



Republic

Company Name

True Made Foods

Logo



Headline

All-natural, no-sugar condiments made from real vegetables

Hero Image



CUT THE SUGAR
KEEP THE FLAVOR
TRUE MADE FOODS
VEGGIE KETCHUP
NO SUGAR ADDED, EVER
TOMATOES, CARROTS, SQUASH, AND SPINACH
TRUE MADE FOODS
VEGGIE KETCHUP
LESS SUGAR
TOMATOES, CARROTS, SQUASH, AND SPINACH

Tags

Veteran Founders, Food, B2B, B2B2C, $1M+ raised, Coming soon, Venture-backed, $1M+ revenue

Pitch text

Summary

- Available in 5K+ stores across the U.S., including Kroger and Whole Foods
- $2M+ in gross sales in 2020 | $1M+ in gross sales YTD APR2021
- 120% YoY growth
- 97% ranked us "Excellent" or "Good" when sampled by over 6,000 moms
- $4M+ in funding to date from prominent investors
- Veteran-owned and operated

- Official Ketchup of the Boston Red Sox and Washington Nationals

Problem

Conventional condiments are loaded with sugar

Some of our favorite condiments—ketchup, BBQ sauce and sriracha—are the biggest sources of hidden sugar. In fact, they are likely to be the most sugar-dense products in the average refrigerator. Each of these standard sauces has more sugar per ounce than ice cream, and most BBQ sauces have more sugar per serving than a glazed donut! This poses a huge problem for many families: the kitchen staples we use in our family dinners, backyard barbecues and at our ballparks are actively making America sicker and fatter.


100%
FLAVOR
0%
SUGAR
THE COMPARISON IS CLEAR
SUGAR
SUGAR
SUGAR
SUGAR
VS
SPINACH
CARROT
BUTTERNUT SQUASH
APPLE
TOMATO
LEADING BRAND
TRUE MADE FOODS

Solution

Real flavor from real veggies

True Made Foods replaces refined sugars with real veggies and fruit. We are founded on a simple philosophy: cut the refined and artificial ingredients out of your condiments, and replace them with real produce. We bring kid-approved flavors to your backyard barbecue turning empty-calorie condiments into nutrient-dense, paleo superfoods. Our goal is to make family dinners, backyard barbecues and trips to the ballpark fun and healthy again, and not a guilt-ridden compromise.

We aren't just another sauce.

We are the flavor of a modern America.



Product

Good food, made true

We now offer a line of veggie-sweetened ketchups, regional
style BBQ sauces, sriracha, mustards and hot sauces. They are Whole30 and paleo certified, keto approved, vegan, non-GMO and gluten free. We cut the sugar, but kept the flavor. Our recipes honor family recipes that use root veggies, and we never use artificial or refined sweeteners, ever.

We are also now the official Ketchup, Mustard and BBQ Sauce of the Boston Red Sox and Washington Nationals!



Red Sox! The Nationals!

True Made Foods is the official condiment for the Red Sox, and we are also the exclusive brand for our hometown team, The Nationals!

Nationals Park integrated new, no-touch technology in their pumps, dishing our our veggie-sweetened condiments safely and quickly.


TRUE MADE FOODS
AMERICA'S BASICS MADE BETTER
VETERAN OWNED
BRINGING BBQ BACK TO ITS ROOTS
SWEETENED WITH FRUITS & VEGGIES
KETCHUP
YELLOW MUSTARD
HOT SAUCE
KANSAS CITY

Traction

Over $2M gross sales in 2020

Our products are now **available in over 5,000 stores** across the U.S., including Kroger, Walmart, Sprouts, and Whole Foods. We are the fastest growing ketchup in the U.S., and the #1 non-private label brand in the Kroger NF Condiment category. In 2020, our top line sales grew 120% YoY. Our grocery sales grew 175% YoY.

In 2021, we launched food service sales on the back of **a three year exclusive contract with the Boston Red Sox**. In 2020, Food Service sales were 2% of total sales (YTD). And in 2021, Food Service sales are now 10% of total sales in 2021 (YTD through 30APR21), and the majority of growth to come in H2, when our $ sales from retail usually dip because of seasonality. Our baseball contracts speak to our potential to be the next iconic American food brand.

Over $1M in sales YTD as of MAY 1st , 2021

We have already broken $1M in sales for the year (2021) and have seen record sales months in March and April. *We are now the fastest growing ketchup brand in the United States.*

True Made Foods is coming out of the COVID-era stronger than almost all brands our size.

Our success this year speaks to the strength of our business, the wide appeal of our brand, and our potential for extreme growth. Our brand and products are approachable and can compete with conventional brands on taste. We see success in both natural channels like Whole Foods and Sprouts and conventional channels like Kroger and Safeway.



Customers

We can replace Heinz

We asked over 6,000 moms to try our ketchup, and here's what they said:



Since sampling, 80% of these moms started purchasing our ketchup and 54% bought other True Made Foods products.
The #1 reason for not purchasing was that they "could not find the ketchup" in their favorite store. We found that **87% of these moms were Heinz purchasers before trying True Made Foods.**

Our incredible repurchase rate and high ratings among our core demographic, plus our adoption by mainstream outlets like the Boston Red Sox, suggest our ability to be a true disruptor on shelf.

Business Model

Successful retail model and growing online presence

We employ a traditional CPG business model, using distributors and selling direct to larger chains like Kroger and Walmart. We are also developing our online channels, and plan to significantly increase online sales in 2021 as we partner with a national micro-fulfillment agency. Lastly, as mentioned before, we are using the Red Sox contract to launch into food service, which, traditionally, is twice the size of the retail market for condiments.

Gross Margins (YTD 2020)

- average product margin is 42%
- average gross margin after shipping/handling is 36%
- average net margin after trade spend is 18%
- We reduced our packaging cost on our ketchup by 50% from 2019 to 2020
- We currently spend 20% on trade spend annually
- We expect to see gross margins (after s/h) grow to +40% in 2021 through lower toll and packaging costs and higher volume shipping (creating lower costs per product).
- Freight is currently 5% of total sales, our goal is 2-3%
- We also expect to see trade spend decrease as a % of total sales as we grow. More mature companies in our categories spend approximately 10% annually on trade spend.

Market

We're taking over a $30B global condiment market

Like many food categories, the future of condiments is moving towards healthy, sugar-free alternatives.

We plan to use the capital raised here to help us expand into food service in the second-half of 2021. The food service condiment space is three times the size of the retail market in the United States. And, we believe it acts as an ideal marketing platform for our products, because our brand is so exposed as a front-of-the-house category.

In retail, we are currently experiencing **100%+ year-over-year growth** and we have been able to earn over **$5MM in gross sales in four years on the market**. Our velocities are increasing monthly. In Kroger and Whole Foods, our velocities have steadily increased since launch.

Graph below is weekly scanned unit sales in Kroger Banners since our in-store launch from May 2020 to Feb 2021.


THE
FUTURE
IS
VEGGIES
KROGER'S GROWTH SINCE
OUR LAUNCH
3000
2500
2000
1500
1000
500

Competition

No one does what we do

True Made Foods is healthier than the "healthy" brands, better tasting than the conventional brands, and a truly authentic brand with wide appeal.

Some of America's favorite condiments are also some of the biggest sources of hidden sugar. But unfortunately, if you have kids, these condiments are staples at dinner and family cookouts.

Our mission is simple: **help busy families cut refined and artificial sweeteners out, and pour on veggie-fueled goodness instead.**

Our resilience and increased sales growth during COVID above the category, demonstrates our wide appeal and approachable branding. We are America's Ketchup.


HEALTHY
BRANDS
TESSEMAE'S
MAINSTREAM
BRANDS
HEINZ
RUFUS
TEAGUE
TRUE MADE
FOODS
PRIMAL
KITCHEN
"We're Talkin' Serious"
Bone
Suckin'
Sauce
STONEWALL
KITCHEN
AUTHENTIC
BRANDS
WE ARE
AMERICA'S
KETCHUP
THE ONLY AUTHENTIC BRAND

Vision

Remaking it right

We are out to create a world where people can enjoy their favorite foods, guilt-free and without compromise.

We started by revolutionizing America's favorite iconic condiments with the sweetness of real fruits and vegetables instead of sugar. Now there's no negotiation or compromise at the dinner table, the backyard barbecue, or the ballpark, just extra veggies hidden in crave-able goodness.

We want to be the next great American food company and completely take over the categories we are currently operating in.

But in the short-term, our goal is to grow True Made Foods to +$10MM in annual sales in the next two years (by EOY 2022) and +$100MM in annual sales by 2026.

Our strategic plan is to focus on distribution and velocity growth in conventional and natural grocery channels in 2021 and 2022, while also expanding into food service.

We plan to close contracts with 10x colleges and universities by the end of 2021.

In 2021, we launched 1,000 new placements in banners like Safeway, Stop & Shop and Harris Teeter. In 2022, we plan to expand into Target, HEB and Publix.

In 2023, we plan to expand into club channels (e.g. Costco).

We also plan to use True Made Foods as a brand platform and expand into complimentary categories once we are established in our current categories and over $10MM in sales.

Investors

We've raised $2.3M in funding to date

We are seeking growth capital to help us further scale our business. Capital raised here on Republic will be used to increase our marketing budget and help us build food service sales on the back of our Red Sox contract. In 2020, we grew year-on-year velocities *($ sales per store)* by 40% without any marketing budget. Imagine what we could do with your support.

Our other prominent investors include SOSV, Siddhi Capital,
Black Jay Investments, Veteran Capital, and the New York Angels. We are also supported by the FOOD-X accelerator.


BE A PART OF THE FUTURE
OUR INVESTORS
BLACK JAYS INVESTMENTS
SOSV THE ACCELERATOR VC
FOOD-X FEEDING A FOOD MOVEMENT
SIDDHI CAPITAL
New York Angels
VETERAN CAPITAL

Founders

Meet Abe.

True Made Foods was founded by Abe Kamarck, a Navy Veteran and father of four. Abe and his wife are both Veterans and former athletes, and they knew the importance of their kids eating healthy veggies and avoiding sugar. However, one product persisted to be part of their weekly dinners: ketchup. Abe was not a fan of ketchup, knowing it had more sugar per ounce than ice cream, but he couldn't get his kids to give it up... so, he made a better one.

Abe had grown up making pasta sauce with his Sicilian mother who always used carrots as the sweetener. He wondered—couldn't that process also work for ketchup? Turns out, it does.

Meet our Pitmaster.

Known as "The Pitmaster" in barbecue circles, Ed Mitchell has been cooking traditional whole-hog barbecue since he was a teenager in Wilson, NC. When his father became ill, Ed returned to Wilson to help his mom in the family store. By accident they started selling their family-recipe whole hog BBQ and ended up launching a BBQ revolution. *The Southern Food Alliance hailed Ed's 'Cue as the most authentic in the South*. And in 2000, Peter Kaminsky, author of Pig Perfect, introduced Ed to the superior taste of free-ranging pigs raised on traditional foods. Ed was convinced that this was the taste of his youth he'd been searching for, and worked with local Universities to encourage the growth of pasture raised hogs. In 2017, Ed and his son, Ryan, turned down larger food brands to partner with True Made Foods, because as a pre-diabetic, Ed became concerned with the amount of sugar that has leaked into our diets and how it was affecting his community and Ryan, a former college athlete, believed in the mission of turning BBQ into a superfood. Ed and Abe are both veterans and both share a passion for better food and the preservation of our culinary traditions.



Team

	Abraham Kamarck	CEO & Founder	Abe is a former US Navy Helicopter Pilot and a London Business School MBA.
	Ryan Mitchell	Co-Founder & Pitmaster	Ryan is the son of legendary Pitmaster Ed Mitchell.
	Vanessa Jaikaran	Dir. Field Marketing	Vanessa is a graduate of the Institute of Culinary Education and has over ten years food marketing experience.
	Steven Finn	Board Member	GP and Co-Founder at Siddhi Capital
	Brian Durst	Board Member	CEO & President at Tribe9 Foods
	Sherri Merrill	Director of Operations	Sherri has over 20 years experience in Operations Management and came to True Made Foods from Bob's Red Mill.

Perks

$100	Pack of Free Bottle Coupons
$500	Pack of Free Bottle Coupons True Made Foods T-Shirt
$1,000	Pack of Free Bottle Coupons True Made Foods T-Shirt Pitmaster Trucker Cap
$5,000	Pack of Free Bottle Coupons True Made Foods T-Shirt "Pitmaster" Trucker Cap BBQ Meal for four from the Legendary Pitmaster Ed Mitchell mailed to you via GoldBelly
$10,000	Pack of Free Bottle Coupons True Made Foods T-Shirt "Pitmaster" Trucker Cap BBQ Meal for eight from the Legendary Pitmaster Ed Mitchell mailed to you via GoldBelly.
$25,000	Pack of Free Bottle Coupons True Made Foods T-Shirt "Pitmaster" Trucker Cap BBQ Meal for eight from the Legendary Pitmaster Ed Mitchell mailed to you via GoldBelly 2x Boston Red Sox Tickets for one (1) game
$50,000	Pack of Free Bottle Coupons True Made Foods T-Shirt "Pitmaster" Trucker Cap BBQ Meal for eight from the Legendary Pitmaster Ed Mitchell mailed to you or in-person 4x Boston Red Sox Tickets for one (1) game
$100,000	Pack of Free Bottle Coupons True Made Foods T-Shirt "Pitmaster" Trucker Cap In-person catered BBQ Event (max 50 people) from the Legendary Pitmaster Ed Mitchell. 10x Boston Red Sox Tickets for the 2021 or 2022 Season

FAQ

How do I earn a return?	We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here.